$8,050,000

2,300,000 SHARES OF COMMON STOCK

This is our initial public offering. We are offering 2,300,000 shares of our common stock, $.01 par value per share on a best efforts basis as to a minimum of 1,600,000 shares of common stock and a maximum of 2,300,000 shares of common stock.

Prior to this offering there has been no public market for our securities. We expect that our common stock will be listed on the American Stock Exchange (AMEX) under the symbol “IVA”. Our AMEX listing, however, is not guaranteed. The listing of our common stock on the AMEX is a condition to the offering.

The securities offered hereby are highly speculative and involve a high degree of risk and substantial dilution. An investment in these securities should be made only by investors who can afford a loss of their entire investment. You should consider carefully the “Risk Factors” beginning on page 6 of this prospectus and the matters discussed under “Dilution” on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer(2)
Per Share	$3.50	$.315	$3.185
Total Maximum	$8,050,000	$724,500	$7,325,500
Total Minimum(3)	$5,600,000	$504,000	$5,096,000
——————
(1)
Does not include additional compensation to be received by the underwriters in the form of a non-accountable expense allowance of 3% of the gross proceeds of this offering for an aggregate amount of $241,500 if the maximum shares offered are sold or $168,000 if the minimum shares offered are sold. In addition, we have agreed to indemnify the underwriters against certain liabilities under the Securities Act of 1933, as amended. See “Underwriting” for a complete description of the foregoing and certain other arrangements between us and the underwriters.

(2)	Before deducting expenses of the offering estimated at $150,000 payable by us.
(3)
The shares of common stock are offered by the underwriters on a best efforts basis as to a minimum of 1,600,000 shares of common stock and a maximum of 2,300,000 shares of common stock. All funds received by subscribers will be deposited in escrow in a non-interest bearing account (the “Escrow Account”) at Continental Stock Transfer & Trust Company (the “Escrow Agent”). Unless on or before  60 days from the date of this prospectus, subject to an extension at the option of the underwriters for an additional 60 days, $5,600,000 in collected funds (representing the sale of 1,600,000 shares of common stock) are on deposit in the Escrow Account and AMEX has confirmed that the shares offered hereby will be listed on the AMEX, the offering will terminate and all funds will be promptly refunded to investors by the Escrow Agent, without deduction or interest. Investors will not have the right to the return of their funds during the escrow period. All payments for the shares of common stock must be made payable to Continental Stock Transfer & Trust Company, Escrow Agent for ValueRich and mailed or delivered to US EURO Securities, Inc., 13661 Perdido Key Drive Penthouse, Perdido Key, Florida 32507.

It is expected that delivery of certificates representing the shares will be made at the offices of US EURO Securities, Inc. after receipt of the minimum amount of funds and release of the funds from escrow.

US EURO Securities, Inc.	Lane Capital Markets, LLC

The date of this prospectus is June 25, 2007.

TABLE OF CONTENTS

Prospectus Summary	2
Risk Factors	6
Dilution	13
Where You Can Get More Information	13
Use of Proceeds	14
Management’s Discussion and Analysis or Plan of Operations	14
Capitalization	18
Dividend Policy	18
Our Business	18
Directors and Executive Officers	23
Litigation	25
Available Information	25
Certain Relationships and Related Party Transactions	27
Executive Compensation	27
Security Ownership of Certain Beneficial Owners and Management	29
Determination of Offering Price	29
Description of Securities	30
Shares Eligible for Future Sale	31
Underwriting	32
Experts	36
Legal Matters	36
Indemnification of Directors and Officers	36
Changes in and Disagreements with Accountants	36
Financial Statements	F-1

  PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully. Investors should carefully consider the information set forth under the heading “Risk Factors.” In this prospectus, the terms “ValueRich,” “we,” “us,” and “our” refer to ValueRich, Inc.

Our Company

ValueRich, Inc., operates various online and offline media-based properties for corporate and financial professionals. Its properties include 1) the website iValueRich.com, 2) the ValueRich Small-cap Financial Expos and 3) ValueRich magazine. There are significant risks involved in investing in our Company. See “Risk Factors” beginning on page 6 and the description of certain of such risks under the “Offering” section of this Prospectus Summary below.

IVALUERICH.COM, OUR SMALL-CAP WEB COMMUNITY

iValueRich.com is a global Internet community focused on connecting all participants of the small-cap marketplace. We intend for iValueRich.com to become a central meeting place for the small-cap community in order to assist community members in networking with Wall Street professionals to raise capital. The website includes search, network development and contact management tools, as well as announcement boards and news updates to help fee-paying members network with each other more efficiently and at reduced costs. We expect our members to initiate contact with each other by posting a variety of articles, press releases, events, analyst reports and message board comments. The members of iValueRich.com have complete control over their profile pages and can set up filters to receive immediate alerts and notifications from specific community members and/or member categories. Members can elect to receive e-mail digests and alerts from iValueRich.com when specific events occur.

Utilizing our proprietary programming and software, subscriber-members of iValueRich.com can build and manage a network of industry contacts, maintain and publish a calendar of events, post their financing needs or services, make public documents available and showcase their products. Members will be able to make multi-media file presentations and find, manage and invite other members to join groups and projects. Every member of iValueRich.com can be searched based on a variety of criteria ranging from comprehensive financial data and industry classifications to specialties and geographic region. The robust search functions available on iValueRich.com can be used by the members to discover current business opportunities and/or proposals based on specific criteria selected by the member when using the search function. A member may then choose to make direct contact with another listing member.

We expect to benefit from the interactive flow of commerce and financing queries through subscription and site membership fees for access to iValueRich.com as well as some “ala carte” fees for specific valuable research and other services. We also intend to benefit from selling Internet advertising to reach the demographic this unique and influential business community offers. To date, we have not obtained any revenues from such subscription and site membership fees or from fees for specific research or other services.

VALUERICH SMALL CAP FINANCIAL EXPOS

We have developed a unique large-scale expo-style financial conference model in which 70 to 100 public companies are showcased in 10’ by 10’ hard wall office-style suites to thousands of participating and attending investment bankers and buy-side professionals. We refer to our conferences as being “expos” or “expo-style” because our exhibiting companies are able to showcase and demonstrate their products and services as well as present their financial information to, and meet with, multiple investment bankers that specialize in small capitalization finance. These events include a “Bankers’ Row”- a dedicated section of the conference where exhibiting companies and the investment banks can have pre-arranged meetings to explore investment banking opportunities.

Our financial conferences offer:

•	Open attendance policy actively seeking industry-wide participation attendance;

•	Unrestricted and transparent access to public company officers on the expo floor for the entire event;

•	Access to multiple investment banks under one roof;

•	A high-energy business to business development and networking environment;

•	One page independent research report, distributed to qualified attendees in the Expo guide; and

•	Public company and investment bank tombstone ads in ValueRich magazine

We have already hosted three large-scale ValueRich Small-Cap Financial Expos: one in Palm Beach, Florida on March 9, 2005 through March 12, 2005; one in New York City on September 14, 2005 and September 15, 2005 and one in Miami, Florida on March 8, 2006 and March 9, 2006. We also hosted a similar expo in Las Vegas, Nevada on October 25, 2006 and October 26, 2006. We also plan to hold smaller versions in the near future at luxury business hotels that are targeted to specific industries or geographic regions. Our goal is to host two large-scale Expos as well as at least two smaller Expos on an annual basis. No assurance can be given, however, that we will be able to sponsor any set number of expos.

VALUERICH MAGAZINE

We publish nationally the quarterly magazine known as ValueRich magazine. It is a glossy full-color magazine of approximately 120 pages that is geared toward an affluent readership of investment related professionals and corporate leaders. The magazine features articles about luxury items, exotic travel, fine dining, great entertainment, unique products and groundbreaking people and events. The magazine also includes business, industry, political and financial articles relevant to small capitalization public companies. A special section of “Company Connect” articles offers public companies the opportunity to highlight their products and clearly state their business and investment banking objectives. Companies can also place financial advertisements in the Marketplace portion of the magazine. We distribute ValueRich magazine on a complementary basis only to thousands of small-cap public company officers, and other professionals, such as investment bankers, buy-side professionals, money managers, attorneys, accountants and business consultants.

The Offering

Shares offered by us	1,600,000 minimum to 2,300,000 maximum

Common stock outstanding before the offering as of May 1, 2007	6,534,312

Common stock to be outstanding after the offering	8,134,312 (minimum) and 8,834,312 (maximum)

Proposed American Stock Exchange symbol	“IVA”

Use of Proceeds
Increasing the number of small-cap financial expos; increasing the circulation and number of issues of ValueRich magazine; promotion of the membership-based on-line community ivaluerich.com; expenses of the planned initial public offering, and working capital.

Risk factors
There are significant risks involved in investing in our company. For a discussion of risk factors you should consider before buying our common stock, see “Risk Factors” beginning on page 6. These factors include:

	•	We have a limited operating history.

	•	We published our first edition of ValueRich magazine in spring 2004, hosted our first financial expo in March 2005, and launched the website ValueRich.com in June 2006.

•	We have never been profitable and incurred net losses of approximately $230,000 and $937,000 in our past two fiscal years and approximately $152,000 in the first quarter of 2007.
•	The report of our independent public accountants includes a going concern paragraph.

Summary of Financial Data

The following information is qualified by reference to, and should be read in conjunction with, the financial statements and the notes thereto and “Management’s Discussion and Analysis or Plan of Operation” contained elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2007, the years ended December 31, 2006 and 2005 and the balance sheet data as of March 31, 2007 are derived from our financial statements, which have been audited and/or reviewed by Chisholm, Bierwolf & Nilson, LLC and are included in this prospectus. Historical results are not necessarily indicative of future results.

Statement of Operations Data:
	For the Twelve Months Ended December 31,
	2006	2005

Revenues	$1,294,163	$1,830,024
Cost of sales	916,720	1,018,988
General and administrative expenses	1,346,720	979,510
Interest expense	(29,861)	(61,072)
Other income (expense)	61,968	(500)
Net loss	$(937,170)	$(230,046)
Loss per share - basic and diluted	$(0.15)	$(0.05)

	For the Three Months Ended March 31,
	2007	2006
	(Unaudited)
Revenues	$546,672		$572,763
Cost of sales	404,058		343,697
General and administrative expenses	284,285		246,689
Interest expense	(19,149)		(13,973)
Other income (expense)	9,132		29,691
Net loss	$(151,688)		$(1,905)
Loss per share - basic and diluted	$(0.02)	$	(-)

Balance Sheet Data:
	As of March 31, 2007 (Unaudited)
		As Adjusted (1)
	Actual	Maximum	Minimum

Cash	$864,909	$7,798,909	$5,642,909
Total Current Assets	$906,781	$7,840,781	$5,684,781
Total Assets	$961,187	$7,895,187	5,739,187
Deferred Revenue	35,500	$35,500	$35,500
Short-Term Debt	472,800	472,800	472,800
Total Current Liabilities	$780,608	$780,608	$780,608
Total Stockholders’ Equity (Deficit)	$98,237	$7,032,237	$4,876,237
——————
(1)
The As Adjusted Maximum numbers give effect to sale of the entire 2,300,000 shares offered in the prospectus resulting in proceeds to us of $6,934,000 net of $724,500 in underwriting discounts and commissions, the underwriter’s non-accountable expense allowance of $241,500 and $150,000 in offering costs. The As Adjusted Minimum numbers give effect to the sale of the minimum 1,600,000 shares offered in the prospectus resulting in proceeds to us of $4,778,000 net of $504,000 in underwriting discounts and commissions, the underwriter’s non-accountable expense allowance of $168,000 and $150,000 in offering costs.

RISK FACTORS

An investment in our securities is highly speculative and involves a high degree of risk. Therefore, in evaluating us and our business you should carefully consider the risks associated with investing in our common stock set forth below. You should be in a position to risk the loss of your entire investment.

No assurance can be given that we will not be subject to liability if persons rely on information about other companies made available through the use of our services.

Although we believe that we should not be held liable if information made available through our services about other companies, and/or relied on by persons using our services, turns out to be fraudulent or otherwise misleading, there can be no assurance given that any potential liability for any such fraudulent or otherwise misleading information would lie exclusively with the companies providing such information, and not us. If we were found to be held liable for damages resulting from any such fraudulent or otherwise misleading information, the damages could be significant. In this regard, we are not involved at any level with the preparation of the content of the information provided by our participating member companies, nor do we check, verify or confirm any of this information; but, merely organize the manner in which it is presented and make it available to be searched. All substantive information about other companies that is made available through our services is provided directly to us by the respective companies themselves. In addition, there are disclaimers in place required to be accepted by paying members in connection with gaining membership to our website which are intended to further restrict our liability for the accuracy of this information.

Because we have only recently commenced business operations, it is difficult to evaluate our prospects.

We face the risks and problems associated with businesses in their early stages in a competitive environment and have a limited operating history on which an evaluation of our prospects can be made. We were incorporated in Florida in July 2003 and then reincorporated in Delaware in March 2006. We hosted our first financial expo in March 2005, and published our first edition of ValueRich magazine in the spring of 2004. We just launched iValuerich.com in June 2006. Our prospects should be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of any business in a competitive environment.

We have not been profitable in the past and may never become profitable.

During our fiscal years ended December 31, 2005 and December 31, 2006, we incurred net losses of approximately $230,000 and $937,000, respectively, and for the three months ended March 31, 2007, we incurred net losses of approximately $152,000. Our ability to generate revenues and to become profitable depends on many factors, including the market acceptance of our products and services, our ability to control costs and our ability to implement and maintain our business strategy. There can be no assurance that we will become or remain profitable.

Based on our lack of profitability and current rate of cash consumption, we will need to raise working capital in order to implement our business plan. No assurances can be made as to our ability to raise the working capital necessary to do so.

We have not yet achieved profitability and there can be no assurance that we will become profitable. Our current usage rate of cash during the first quarter of 2007 was approximately $115,000. If we continue to spend cash at this rate and incur net losses, we may need additional financing to fund our planned expansion. Such planned expansion would entail raising approximately $3,000,000 in additional financing in order to increase circulation of the ValueRich magazine, increase the number times the ValueRich magazine is published from four to six annual publications, increase the number of expos we hold annually from two to four and to build, set up and run the iValueRich website. If we cannot secure additional funding in a timely manner or on acceptable terms, we may have to defer the full implementation of our business plan, which could have a material adverse effect on our business and operations.

We may not be able to continue as a going concern.

We have suffered recurring operating losses, are dependent upon financing to continue operations and have sustained negative cash flows from operations since our inception. The opinion of our independent registered accounting firm for our fiscal years ended December 31, 2005 and December 31, 2006 is qualified subject to uncertainty regarding our ability to continue as a going concern. In addition, our financial statements do not include any adjustments to asset carrying values or the classification of liabilities that might result should we be unable to continue as a going concern. See “Report of Independent Registered Public Accounting Firm” and the notes to our Financial Statements included elsewhere in this prospectus.

There is an uncertain market for our products.

We have only a limited operating history to determine the market acceptance by small capitalization companies, investment banks and buy-side professionals of our expos, magazine and internet community. No assurance can be given that a significant market for our products and services will be developed or sustained.

If we are unable to hire and retain key personnel, then we may not be able to implement our business plan.

The success and growth of our business will depend on the contributions of our Chairman, President and Chief Executive Officer, Joseph Visconti, and a small number of other key personnel, as well as our ability to attract, motivate and retain other highly qualified personnel. Competition for such personnel is intense. We do not have an employment agreement with Mr. Visconti or any of our other employees. The loss of the services of any of our key personnel, or our inability to hire or retain qualified personnel, could have a material adverse effect on our business.

If our business plan fails, our company will dissolve and investors may not receive any portion of their investment back.

If we are unable to realize profitable operations, or raise sufficient capital, our business will eventually fail. In such circumstances, it is likely that we will dissolve and, depending on our remaining assets at the time of dissolution, we may not be able to return any funds back to investors.

Shares eligible for future sale may have a substantial depressing effect on the stock price.

Upon completion of the offering, we will have outstanding an aggregate of 8,834,312 shares of common stock if the maximum number of shares offered hereunder are sold or an aggregate of 8,134,312 if the minimum number of shares offered hereunder are sold. Upon completion of the offering, the shares issued in the offering will be freely transferable without restriction under the Securities Act (excluding any shares purchased in the offering by any person who is or thereby becomes an “affiliate” of us). All of the 6,534,312 shares of common stock outstanding immediately prior to the offering were issued without registration under the Securities Act and are “restricted securities” as that term is defined in Rule 144 under the Securities Act.

We are unable to predict the effect that sales of the shares offered hereby, or sales under Rule 144 may have on the then prevailing market price of the shares, but such sales may have a substantial depressing effect on such market price.

All of our officers, directors and 5% or more stockholders have agreed not to, directly or indirectly, issue, agree or offer publicly to sell, grant an option for the purchase or sale of, assign, transfer, pledge, hypothecate, distribute or otherwise encumber or dispose of, any shares of the common stock or other equity securities of ours or other securities convertible into or exercisable for such shares of the common stock or other equity securities for 12 months from the date of this prospectus without the prior written consent of the representatives of the several underwriters. Our officers, directors and 5% or more stockholders have also agreed that subsequent to the expiration of this 12 month lock-up, they will only dispose of or otherwise encumber any of their shares when the share price, adjusted for any splits, or any material change in capital structure via merger or business combination, trades above 60% of the offering price for a 20 consecutive business day period. Commencing 12 months from the date of this prospectus, should our stock trade above 60% of the offering price for a 20 consecutive business day period, all contractual lock-ups will be terminated. The lock-up expires in all cases 18 months from the Effective Date.

The absence of a prior public market for the shares may lead to high volatility in the stock price.

Prior to this offering there has been no public market for our common stock and there can be no assurance that an active public trading market for our common stock will develop or be sustained. The absence of an active trading market would adversely affect the liquidity of the shares and, consequently purchasers of the shares in the offering could experience substantial difficulty in selling the shares. The initial public offering price has been determined by negotiation between us and the underwriters and may not bear any relationship to the market price for the securities subsequent to the offering. See “Determination of Offering Price” and “Underwriting.” In addition, the trading price for the shares may be highly volatile and could be subject to significant fluctuations in response to variations in our quarterly operating results and other factors. In addition, the stock market is subject to price and volume fluctuations affecting the market price for public companies generally, or within broad industry groups, which fluctuations may be unrelated to the operating results or other circumstances of a particular company. Such fluctuations may adversely affect the liquidity of the shares, as well as the price that holders may achieve for the securities upon any future sale.

Investors funds will be placed in escrow during the offering period and investors will not have use of their funds during the offering period.

The underwriters are offering on a best efforts basis a minimum of 1,600,000 shares of common stock and a maximum of 2,300,000 shares of common stock. No commitment by anyone exists to purchase all or any part of the shares offered hereby. Consequently, there is no assurance that the shares being offered will be sold and subscriber’s funds may be escrowed for as long as 60 days (or longer if the underwriters extend the offering period) and then returned without interest if within such time an aggregate of $5,600,000 of funds are not received in the Escrow Account and AMEX has not confirmed that the shares offered hereby will be listed on the AMEX. Investors will not have use of any funds paid for the shares during the offering period. See “Underwriting.”

We may not be able to sell all of the shares we are currently offering.

If we sell all of the 2,300,000 shares that we are offering by this prospectus, our estimated proceeds would be $6,934,000 after deducting the estimated underwriters discounts and commission of $724,500 and offering expenses estimated to be $391,500 for accounting, legal and printing expenses. If we sell only the minimum 1,600,000 shares that we are offering by this prospectus, our estimated proceeds would be $4,778,000 after deducting the estimated underwriters discounts and commissions of $504,000 and offering expenses estimated to be $318,000. We cannot assure you that we will succeed in selling any or all of the shares of common stock we are currently offering. If we sell less than all of the shares of common stock offered by this prospectus, the amount of proceeds that we receive will be reduced and we will not be able to fully implement our plan for our use of proceeds.

The underwriters’ influence on the market may affect the price and liquidity of the shares.

A significant number of shares offered hereby may be sold to customers of the underwriters. Such customers subsequently may engage in transactions for the sale or purchase of such shares through or with the underwriters. The price and liquidity of the shares may be significantly affected by the degree, if any, of the underwriters’ participation in such market. See “Underwriting.”

If we do not meet the American Stock Exchange requirements for continued listing, our common stock may be delisted and our securities may then become illiquid.

Prior to this offering, there has been no public market for our common stock. In connection with this offering, we have applied for listing of our securities on the American Stock Exchange (“AMEX”). As of the date of this prospectus, we believe we satisfy standard 2 of the AMEX listing requirements and expect that our common stock will be listed on the AMEX. Our AMEX listing, however, is not guaranteed. If we do not receive confirmation from AMEX prior to the termination of the offering period that our shares satisfy such listing requirements, the offering will terminate and all funds will be returned to investors without interest. AMEX requires that listed companies satisfy various requirements for continued listing of their securities, including requirements relating to, among other things, corporate governance, shareholder approvals and voting, minimum trading price and shareholders’ equity. If we fail to satisfy any of the requirements for continued listing of our securities on AMEX, our securities may be delisted from AMEX.

If our securities are delisted from AMEX, they will likely be quoted in the over-the-counter market in the “pink sheets” or the OTC Bulletin Board. Consequently, an investor would find it more difficult to trade our securities. In addition, if our common stock is delisted from AMEX, it will be subject to the rules relating to “penny stocks.” These rules require brokers who sell securities subject to such rules to persons other than established customers and “institutional accredited investors” to complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning the risks of trading in the securities. Application of the penny stock rules to our securities will adversely affect the market liquidity of our securities, which may adversely affect the ability of purchasers in this offering to resell our securities.

Substantial dilution; disproportionate risk of loss.

Purchasers in the offering will bear a disproportionate portion of losses incurred by us in the future. Based on the anticipated initial public offering price of $3.50 per share, purchasers of the shares offered hereby will incur immediate dilution in the net tangible book value of $2.70 per share if the maximum number of shares offered hereby are sold or $2.90 if the minimum number of shares offered hereby are sold. Our current stockholders acquired their equity investments at an average per share cost substantially less than the initial public offering price. See “Dilution.”

The arbitrary offering price of the shares is not an indication of their value.

The initial public offering price of the shares has been determined by negotiation between us and the representatives of the several underwriters. See “Underwriting.” Such price does not necessarily relate to our asset value, earnings, net worth, financial condition or any other established criteria of value and should not be regarded as an indication of the actual value or future market price of the common stock.

Discretion in use of proceeds designated for working capital.

We will have broad discretion with respect to the application of the net proceeds of this offering, hereby estimated to be approximately $6,934,000 if the maximum number of shares are sold or $4,778,000 if the minimum number of shares are sold after deducting the underwriting discounts and commissions, the underwriter’s non-accountable expense allowance and the estimated expenses of the offering payable by us. While such funds are to be applied for working capital and general corporate purposes in furtherance of our business, investors will be reliant on management as to the specific application of these amounts. See “Use of Proceeds.”

The representatives of the several underwriters, have limited experience in conducting public equity offerings.

We have retained US EURO Securities, Inc. and Lane Capital Markets, LLC to serve as the underwriters’ representatives in our initial public offering. While the executive officers of US EURO Securities, Inc. and Lane Capital Markets, LLC, have extensive investment banking background and experience, US EURO Securities, Inc. and Lane Capital Markets, LLC, as entities, have only led or co-led a limited number of prior public equity offerings. The inexperience of US EURO Securities, Inc. and Lane Capital Markets, LLC may deter investors from investing, which could result in lower dispersion of the shares and a less active trading market than could be achieved if we engaged a more experienced underwriters’ representative. This may result in lower demand for the shares after the offering.

We utilize third parties to provide reliable software, systems and related services.

We utilize various third parties for technology, software, systems and related services in order to provide our clients with the most comprehensive menu of publicly available business and financial information by providing historical data in chart format, daily updates and live feeds. Currently we have not entered into any agreements with any third party for technology, software, systems or related services. If for any reason one or more of these service providers becomes unable or unwilling to continue to provide services of acceptable quality, at acceptable costs and in a timely manner, our ability to deliver our product and services offering to our members could be impaired. We would have to identify and qualify substitute service providers, which could be time consuming and difficult and could result in unforeseen difficulties. Although we are confident that alternative service providers are available, we cannot assure that we will be able to obtain such services on our favorable terms as we currently receive or in a timely manner.

The operating performance of computer systems and Web servers is critical to our business and reputation.

Any system failure, including network, software or hardware failure due to a computer virus break-ins or otherwise that causes an interruption to our website could lead to reduced revenues for our business. In addition, our members depend on internet service providers, online service providers and other website operators for access to our websites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our degraded service, number satisfaction would decrease, we would likely lose revenue and our reputation could be permanently harmed.

We may issue shares of preferred stock with greater rights than our common stock.

Our articles of incorporation authorize our board of directors to issue up to ten million shares of preferred stock in one or more series and determine the price for those shares without seeking any further approval from our stockholders. Further, under Delaware law, the board of directors may at its discretion, and without stockholder approval, set the other terms of the preferred stock. Any preferred stock that is issued may rank ahead of our common stock, in terms of dividends, liquidation rights and voting rights that could adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Such provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices. Any delay or prevention of, or significant payments required to be made upon, a change of control transaction or changes in our board of directors or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.

Intense competition could reduce our market share and harm our financial performance.

An increasing number of financial news and information sources compete for consumers’ and advertisers’ attention and spending. We expect this competition to continue to increase. We compete for advertisers, readers, staff and outside contributors with many types of companies.

Our ability to compete depends on many factors, including the originality, timeliness, comprehensiveness and trustworthiness of our content and that of our competitors, the ease of use of services developed either by us or our competitors and the effectiveness of our sales and marketing efforts.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies (including offering their financial news for free) and make more attractive offers to existing and potential employees, outside contributors, strategic partners and advertisers. Our competitors may develop content that is equal or superior to ours or that achieves greater market acceptance than ours. It is also possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully for advertisers, readers, staff or outside contributors, which could materially adversely affect our business, results of operations and financial condition. Increased competition could result in advertising price reductions, reduced margins or loss of market share, any of which could materially adversely affect our business, results of operations and financial condition.

We also compete with other web sites, television, radio and print media for a share of advertisers’ total advertising budgets. If advertisers perceive the Internet or our web site to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to Internet advertising or to advertising on our web site. See “Our Business”.

Increases in paper prices or postal rates could adversely affect our operating performance.

Paper costs are a substantial component of the manufacturing expenses of our publishing business and the direct marketing expenses of our online business. The market for paper has historically been cyclical, resulting in volatility in paper prices. An increase in paper prices could materially adversely affect our operating performance unless and until we can pass any increases through to our advertisers.

The cost of postage also affects the profitability of ValueRich Magazine. An increase in postage rates could materially adversely affect our operating performance unless and until we can pass the increase through to our advertisers.

Our online operations are subject to security risks and systems failures.

Security risks.

Online security breaches could materially adversely affect our collective businesses, financial condition or results of operations. Any well-publicized compromise of security could deter use of the Internet in general or use of the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials in particular. In offering online payment services, we may increasingly rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as consumer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise or breach the algorithms that we use to protect our consumers’ transaction data. In addition, experienced programmers or “hackers” may attempt to misappropriate proprietary information or cause interruptions in our services which could require us to expend significant capital and resources to protect against these problems.

Other system failures.

The uninterrupted performance of our computer systems is critical to the operations of our Internet sites. We may have to restrict access to our Internet sites to solve problems caused by computer viruses or other system failures. Our customers may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our content. Repeated system failures could substantially reduce the attractiveness of our Internet site and/or interfere with commercial transactions, negatively affecting our ability to generate revenues. Our Internet sites must accommodate a high volume of traffic and deliver regularly updated content. Our sites have, on occasion, experienced slower response times and network failures. These types of occurrences in the future could cause users to perceive our web sites as not functioning properly and therefore induce them to frequent Internet sites other than ours. In addition, our customers depend on their own Internet service providers for access to our sites. Our revenues could be negatively affected by outages or other difficulties customers experience in accessing our Internet sites due to Internet service providers’ system disruptions or similar failures unrelated to our systems.

If we are unable to generate revenues from advertising and sponsorships, or if we were to lose our large advertisers or sponsors, our business would be harmed.

If companies perceive ValueRich Magazine or iValueRich.com to be a limited or ineffective advertising medium, they may be reluctant to advertise in our products or be a sponsor of our company. Our ability to generate significant advertising and sponsorship revenues depends upon several factors, including, among others, the following:

•	our ability to maintain a large, demographically attractive reader base for ValueRich Magazine or subscriber base for iValueRich.com;

•	our ability to maintain attractive advertising rates;

•	our ability to attract and retain advertisers and sponsors; and

•	our ability to provide effective advertising delivery and measurement systems.

Our advertising revenues are also dependent on the level of spending by advertisers, which is impacted by a number of factors beyond our control, including general economic conditions, changes in consumer purchasing and viewing habits and changes in the retail sales environment. Our existing competitors, as well as potential new competitors, may have significantly greater financial, technical and marketing resources than we do. These companies may be able to undertake more extensive marketing campaigns, adopt aggressive advertising pricing policies and devote substantially more resources to attracting advertising customers. During our fiscal years ended December 31, 2005 and December 31, 2006, approximately $273,413 and $277,043, respectively, of our revenues were attributable to advertising and sponsorship. For the three months ended March 31, 2007, $98,434 of our revenues was attributable to advertising and sponsorship.

If we are unable to generate revenues from subscription and site membership fees to iValueRich.com or fees for specific research or other services utilized by members of iValueRich.com our business would be harmed.

We expect to benefit from the interactive flow of commerce and financing queries through subscription and site membership fees for access to iValueRich.com as well as some “ala carte” fees for specific valuable research and other services. We also intend to benefit from selling Internet advertising to reach the demographic this unique and influential business community offers. However, to date we have not obtained any such revenues and no assurance can be given that we will generate significant revenue from these sources.

The Company must be able to adapt to rapidly changing market trends and technologies in order to continue offering its clients a viable business service.

The Company’s success will depend largely upon its ability to monitor rapidly changing technologies and market trends and to adapt its publications and services to meet the evolving information needs of existing and emerging target clients. The process of internally researching and developing, launching, gaining acceptance and establishing profitability for a new publication or service, or assimilating and marketing an acquired publication or service, is inherently risky and costly. New publications typically require several years and significant investment to achieve profitability. There can be no assurance that the Company’s efforts to introduce new or assimilate acquired publications or services will be successful or profitable. In addition, the Company has invested in certain Internet services that are not yet revenue optimized. The Internet is still in the relatively early stages of development as a commercial medium, and there can be no assurance that these services will be successful or profitable. Costs related to the development of new publications and services are expensed as incurred and, accordingly, the Company’s profitability from year to year may be adversely affected by the number and timing of new product launches.

Some of the Company’s business services compete in a highly competitive market.

Certain of the business lines in which the Company is engaged are highly competitive and certain of the Company’s competitors are larger and have greater financial resources than the Company. There can be no assurance that the Company will be able to continue to compete successfully or that such competition will not have a material adverse effect on the Company’s business or financial results.

If we are unable to attract or retain qualified editorial staff and outside contributors, our business could be adversely affected.

Our future success depends substantially upon the continued efforts of our editorial staff and outside contributors to produce original, timely, comprehensive and trustworthy content. We may not be able to retain existing contributors or attract additional highly qualified writers in the future. If we lose the services of a significant number of our editorial staff and outside contributors or are unable to continue to attract additional writers with appropriate qualifications, our business, results of operations and financial condition could be materially adversely affected.

We may be exposed to liability over privacy concerns.

Despite the display of our privacy policy on our website, any penetration of our network security or misappropriation of our customers’ personal or credit card information could subject us to liability. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation, which could divert management’s attention from the operation of our business and result in the imposition of significant damages. In addition, the Federal Trade Commission and several states have investigated the use by Internet companies of personal information. In 1998, the U.S. Congress enacted the Children’s Online Privacy Protection Act of 1998. The Federal Trade Commission recently promulgated final regulations interpreting this act. We depend upon collecting personal information from our customers and we believe that the regulations under this act will make it more difficult for us to collect personal information from some of our customers. Any failure to comply with this act may make us liable for substantial fines and other penalties. We could also incur expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.

As a result of a change in our business expo model we have experienced, and may continue to experience, a significant loss in revenues.

No assurances can be given that we will be successful in implementing the change in our business expo model that has resulted in a 29% decline in our revenues or that we will not continue to suffer from declines in our revenues. The change in our business expo model involved reducing the size of our expos by approximately 25%. The decrease in the number of businesses exhibiting at our expos caused a corresponding decrease in the amount of fees we generated from hosting the expo. In addition, since exhibiting companies, expo sponsors and industry professionals that attend our expos are the largest source of our magazine advertisements, we also experienced a corresponding decrease in the amount of fees we generated from magazine advertisements. We changed our business expo model in order to create a more intimate setting that would allow for increased promoting opportunities for exhibiting companies and sponsors and to increase the frequency of our expo events.

The profitability and success of our trade shows and conferences could be adversely affected if we are unable to obtain desirable dates and locations or are unable to increase the frequency of our events.

We increasingly compete for desirable dates and venues for our expos. As this competition intensifies, we may be unable to schedule important engagements. If we are unable to obtain desirable dates and venues for events, the profitability and future success of these events could be adversely affected. In addition, we may desire to increase the frequency of our trade shows and conferences to take advantage of increasing demand in the future. If we are unable to secure additional venues with suitable exhibit space to accommodate this demand, the growth of our trade shows and conferences business could be adversely affected.

We may not be able to protect our intellectual property, and we may be liable for infringing the intellectual property of others.

Third parties may infringe or misappropriate our intellectual property, which could have a material adverse effect on our business, results of operations or financial condition. While we enter into confidentiality agreements with our material employees, guides, consultants and strategic partners, and generally control access to and distribution of our proprietary information, the steps we have taken to protect our intellectual property may not prevent misappropriation. In addition, we do not know whether we will be able to defend our proprietary rights since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is still evolving.

Third parties may assert infringement claims against us. From time to time in the ordinary course of business we expect to be subject to claims of alleged infringement of the trademarks and other intellectual property rights of third parties. These claims and any resultant litigation, should it occur, could subject us and our subsidiaries to significant liability for damages. In addition, even if we and our subsidiaries prevail, litigation could be time-consuming and expensive to defend and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our and our subsidiaries’ ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims.

DILUTION

The difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of our common stock. At March 31, 2007, our net tangible book value was $98,237 or approximately $0.02 per share of common stock. After giving effect to the sale of 2,300,000 shares offered hereby, and the deduction of the underwriting discounts and commissions, the underwriter’s non-accountable expense allowance and the estimated expenses of this offering, our pro forma net tangible book value at March 31, 2007 would have been $7,032,237 or $0.80 per share, representing an immediate increase in net tangible book value of $0.78 per share to the existing stockholders and an immediate dilution of $2.70 per share or 77% to new investors. After giving effect to the sale of 1,600,000 shares offered hereby, and the deduction of the underwriting discounts and commissions, the underwriter’s non-accountable expense allowance and the estimated expenses of this offering, our pro forma net tangible book value at March 31, 2007 would have been $4,876,237 or $0.60 per share representing an immediate increase in net tangible book value $0.58 per share to the existing stockholders and an immediate dilution of $2.90 per share or 83% to new investors.

The following table illustrates the dilution to the new investors on a per-share basis:
	Maximum		Minimum

Initial public offering price		$3.50		$3.50
Net tangible book value per share before offering	$0.02		$0.02
Increase in net tangible book value per share attributable to new investors	$0.78		$0.58
Pro forma net tangible book value per share after offering		$0.80		$0.60
Dilution to new investors		$2.70		$2.90

The following table summarizes the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from ValueRich, Inc., the total cash consideration paid, and the average cash consideration per share of common stock paid, assuming all shares offered in this memorandum are sold and the minimum number of shares offered in this memorandum are sold:

	Shares Purchased at March 31, 2007				Total Consideration Received at March 31, 2007				Average Price
	Maximum	Percent	Minimum	Percent	Maximum	Percent	Minimum	Percent	Per Share

Existing Stockholders	6,534,312	73.97%	6,534,312	80.33%	2,532,809	23.93%	2,532,809	31.14%	$0.39

New Investors	2,300,000	26.03%	1,600,000	19.67%	8,050,000,	76.07%	5,600,000	68.86%	$3.50

Total	8,834,312	100.00%	8,134,312	100.00%	10,582,809	100.00%	8,132,809	100.00%

WHERE YOU CAN GET MORE INFORMATION

In accordance with the Securities Act of 1933, as amended, we filed with the Securities and Exchange Commission a registration statement on Form SB-2, of which this prospectus is a part, covering the securities in this offering. As permitted by rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all of the information in the registration statement. For further information regarding both our company and the securities in this offering, we refer you to the registration statement, including all exhibits and schedules, which you may inspect without charge at the public reference facilities of the Securities and Exchange Commission’s Washington, D.C. office, 100 F Street, N.E., Washington, D.C. 20549 and on the Securities and Exchange Commission’s Internet site at http://www.sec.gov. You also may request a copy of the registration statement and these filings by writing or calling us at 1804 N. Dixie Highway, Suite A, West Palm Beach, Florida, telephone number (561) 832-8878.

We will, upon completion of the offering, be subject to the informational requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, will file reports and other information with the Securities and Exchange Commission. Such reports and other information may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C., 20549.

USE OF PROCEEDS

The net proceeds from the sale of the shares offered hereby are estimated to be approximately $6,934,000 if the maximum number of shares offered hereunder are sold and $4,778,000 if the minimum number of shares offered hereunder are sold after deducting the underwriting discounts and commissions, the underwriter’s non-accountable expense allowance and the estimated expenses of the offering payable by us.

We intend to use the net proceeds from this offering as set forth in the following table:

	Maximum Amount	Minimum Amount

To increase the number of small-cap financial expos	$1,200,000	$800,000
To increase circulation and number of issues of ValueRich magazine	$1,200,000	$800,000
To promote the membership-based on-line community ivaluerich.com	$1,200,000	$800,000
Working Capital	$3,334,000	$2,378,000

We anticipate that, based on our current plans and assumptions relating to our operations, that the net proceeds of the sale of the minimum number of shares offered hereby in this offering, together with existing resources and cash generated from operations will be sufficient to satisfy our contemplated cash requirements for at least the 12 month period subsequent to the completion of the offering. There can be no assurance, however, that our cash requirements during this period will not exceed our available resources.

The allocation of the net proceeds of this offering set forth above represents our best estimates based upon our current plans and certain assumptions regarding industry and general economic conditions and our future revenues and expenditures. If any of these factors change, we may find it necessary or advisable to reallocate some of the proceeds within the above-described categories or to use a portion thereof for other purposes.

Proceeds not immediately required for the purposes described above will be invested in short-term United States government securities, short-term bank certificates of deposit, money market funds or other investment grade short-term, interest bearing instruments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Overview and Background

We were incorporated under the laws of the state of Florida on July 11, 2003. On March 3, 2006, we reincorporated in the state of Delaware. We operate various online and offline media-based properties for corporate and financial professionals. Our properties include i) iValueRich.com, ii) ValueRich magazine and iii) the ValueRich Small-cap Financial Expo. iValueRich.com is a global online community providing a complete range of practical business solutions for all public companies and the millions of industry related businesses and professionals that seek to do business with each other. The small-cap financial expo is a unique expo-style financial conference format for small-cap public companies to showcase their products and services and have continuous access to investment bankers and buy-side professionals. ValueRich magazine is published quarterly and is a glossy full-color magazine of approximately 120 pages that is geared toward an affluent readership of investment related professionals and corporate leaders.

We have a limited operating history. See “Risk Factors.” We launched iValuerich.com in June 2006, we hosted our first financial expo in March 2005, and we published our first edition of ValueRich magazine in the spring of 2004. During our limited operating history, we have not been profitable. During our fiscal years ended December 31, 2005 and December 31, 2006, we incurred net losses of approximately $230,000 and $937,000, respectively, and for the three months ended March 31, 2007, we incurred net losses of approximately $152,000.

Our corporate mission is to create the world’s largest community of Wall Street professionals and small-cap public company executives. To accomplish this we will use our online and offline properties, including our global Internet community, print publishing and self promoting financial events to connect the corporate and financial professionals that make up the securities industry. We seek to accomplish this through our integrated portfolio of products and services that we now provide for the small public capitalization market place.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financials statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The only critical accounting policy is the recognition of revenue. Revenues are recognized in the period that services are provided. For revenue from product sales, we recognize revenue in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB104”), which superseded Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB101”). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. We defer any revenue for which the product has not been delivered or is subject to refund until such time that we and the customer jointly determine that the product has been delivered or no refund will be required. Payments received in advance are deferred until the product is delivered or service is rendered. SAB 104 incorporates Emerging Issues Task Force 00-21 (“EITF 00-21”), “Multiple-Deliverable Revenue Arrangements.” EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on our financial position and results of operations was not significant.

The preparation of our financial statements also requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities, although we do not consider those estimates to represent critical accounting policies. For a description of those estimates, see Note 2, Summary of Significant Accounting Policies, contained in the explanatory notes to our financials statements included elsewhere in this prospectus. On an ongoing basis, we evaluate our estimates, including those related to reserves, impairment of long-lived assets and value of our stock issued for services. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates, including those for the above-described items, are reasonable.

Results of Operations

Three Months Ended March 31, 2007 Compared to March 31, 2006

Revenue for the three months ended March 31, 2007 decreased by $26,091 or 5% from $572,763 for the three months ended March 31, 2006 to $546,672 for the three months ended March 31, 2007. The difference is merely attributed to a slight variance in exhibitor and sponsor participation volumes.

Cost of goods sold for the three months ended March 31, 2007 increased by $60,361 or 18% from $343,697 for the three months ended March 31, 2006 to $404,058 for the three months ended March 31, 2007. Cost of goods sold as a percentage of revenue for the three months ended March 31, 2007 and 2006 was 74% and 60%, respectively. The increase in cost of goods sold as a percentage of revenue is principally due to the shift in the Company’s expo model from a large convention-type setting to a smaller, more intimate venue. Under the new model, the cost of sales has accounted for a greater percentage of sales; yet, management is continuing to look for new ways in the future to streamline event costs without reducing the value received by its exhibiting companies. General and administrative expenses for the three months ended March 31, 2007 increased by $37,596 or 15% from $246,689 for the three months ended March 31, 2006 to $284,285 for the three months ended March 31, 2007. The net increase is primarily due to the increase of $83,047 as a result of the Company’s growth in staff which was then offset by a decrease of $60,351 in office expenses and professional fees for which the Company was not as operationally dependent on in early 2007.

Other income/expense for the three months ended March 31, 2007 decreased by $25,735 or 64% from income of $15,718 for the three months ended March 31, 2006 to an expense of $10,017 for the three months ended March 31, 2007. The decrease is primarily due to the recognition of $29,691 of income related to the forgiveness of debt in 2006 which did not exist in 2007.

Net loss for the three months ended March 31, 2007 increased by $149,783 or 7,862% from net loss of $1,905 for the three months ended March 31, 2006 to a net loss of $151,688 for the three months ended March 31, 2007. The principal reasons for the increase in the net loss were (1) the decrease in revenue due to a variance in exhibitor and sponsor volumes, (2) the increase in general and administrative expenses attributable to the Company’s growth in staff, and (3) the forgiveness of debt recognized in 2006 that did not exist in 2007.

Year Ended December 31, 2006 Compared to December 31, 2005

Revenue for the year ended December 31, 2006 decreased by $535,861 or 29% from $1,830,024 for the year ended December 31, 2005 to $1,294,163 for the year ended December 31, 2006. There primary reasons for the decrease is that the size of the Company’s expos from 2005 to 2006 changed. The 2005 expos were the Company’s largest conventions to date with the number of exhibiting companies and sponsors more than doubling that of the 2006 expos. Following the 2005 expos, which were held in a large convention-type setting, management realized that its exhibiting companies realized greater value and promotional effectiveness when presenting in a smaller, more intimate setting.

Cost of goods sold for the year ended December 31, 2006 decreased by $102,268 or 10% from $1,018,988 for the year ended December 31, 2005 to $916,720 for the year ended December 31, 2006. The decrease is principally due to the decrease in revenue. Cost of goods sold as a percentage of revenue for the years ended December 31, 2006 and 2005 was 70% and 56%, respectively. The increase in cost of goods sold as a percentage of revenue is principally due to the shift in the Company’s expo model from a large convention-type setting to a smaller, more intimate venue. Under the new model, the cost of sales has accounted for a greater percentage of sales; yet, management is continuing to look for new ways in the future to streamline event costs without reducing the value received by its exhibiting companies. General and administrative expenses for the year ended December 31, 2006 increased by $367,210 or 37% from $979,510 for the year ended December 31, 2005 to $1,346,720 for the year ended December 31, 2006. The increase is primarily due to the recognition of $220,456 in expense for the non-cash issuance of stock for services and other financing costs.

Other income/expense for the year ended December 31, 2006 increased by $62,468 or 12,494% from an expense of $500 for the year ended December 31, 2005 to income of $61,968 for the year ended December 31, 2006. The increase is primarily due to the recognition of $33,441 of income related to the forgiveness of debt as well as the recognition of $30,178 of interest income.

Net loss for the year ended December 31, 2006 increased by $707,124 or 307% from net loss of $230,046 for the year ended December 31, 2005 to a net loss of $937,170 for the year ended December 31, 2006. The principal reason for the increase in the net loss was due to the decrease in revenue and the increase in cost of goods sold as a percentage of revenue.

Liquidity and Capital Resources

Since our inception we have financed our operations from the sale of common stock, the issuance of convertible notes payable and officer advances. We expect our cash on hand will be sufficient for us to continue our operations for the next 12 months. However, in order for us to execute our business plan, we will require significant equity capital to be raised over the next 12 months. We plan to raise, at a minimum, approximately $4.7 million in equity capital from the offering in this prospectus (after deducting the underwriting discounts and commissions, the underwriter’s non-accountable expense allowance and the estimated expenses of the offering payable by us) which we believe will allow us to (i) host two large-scale expos; (ii) host at least two smaller, scaled-down expos; (iii) publish four issues of ValueRich magazine; and (iv) host iValuerich.com.

We expect that the market for our services will continue to grow as the number of small-cap companies in the global economy increases. Even in times of economic downturn, we believe that small-cap companies will continue to need our services and get the necessary exposure to grow their business. There are no known trends, events or uncertainties that have or are reasonably likely to have a material impact on us.

CAPITALIZATION

The following table sets forth our actual capitalization at December 31, 2006, and as adjusted to give effect to the sale of the maximum and minimum shares of common stock offered hereby and application of the net proceeds of the offering as set forth at “Use of Proceeds”. This table should be read in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus.

	Actual	Maximum As Adjusted (1)	Minimum As Adjusted (2)

Convertible Notes Payable and Long-term debt	$50,000	$50,000	$50,000
Common stock, $.01 par value, 100,000,000 shares authorized, 6,534,312 shares issued and outstanding, actual: 8,834,312 shares outstanding, as adjusted (1) if the maximum number of shares are sold and 8,134,312 shares outstanding, as adjusted (2) if the minimum number of shares are sold	65,343	88,343	81,343
Preferred stock, $.001 par value, 10,000,000 shares authorized, 0 shares issued and outstanding	-	-	-
Paid-in Capital	2,099,248	9,010,248	6,861,248
Retained Earnings (Deficit)	(2,066,354)	(2,066,354)	(2,066,354)
Total Stockholders’ Equity (Deficit)	$98,237	$7,032,237	$4,876,237
Total Capitalization	$148,237	$7,082,237	$4,926,237
——————
(1) Gives effect to the sale of 2,300,000 shares in this offering, net of expenses, and the application of the estimated net proceeds therefrom.
(2) Gives effect to the sale of 1,600,000 shares in this offering, net of expenses, and the application of the estimated net proceeds therefrom.

DIVIDEND POLICY

We have not paid any cash or other dividends on our common stock since our inception and do not anticipate paying any such dividends in the foreseeable future. We intend to retain any earnings for use in our operations and to finance the expansion of our business.

OUR BUSINESS

Our corporate mission is to create the largest community of Wall Street professionals and small-cap public company executives. To accomplish this we intend to use our online and offline properties, including our global Internet community, print publishing and large-scale financial expos to connect the corporate and financial professionals that make up the securities industry.

We seek to accomplish this through our integrated portfolio of products and services that we now provide for the small cap market place. These products include: (i) iValueRich.com, an interactive Internet-based community that is intended to provide each member with a networking Web space as well as other valuable resources and networking tools; (ii) ValueRich Small-cap Financial Expo events; and (iii) publishing and distributing ValueRich magazine. We have a limited operating history. We launched iValuerich.com in June 2006, we hosted our first financial expo in March 2005, and we published our first edition of ValueRich magazine in the spring of 2004.

The Need

We define the smallest 70% of all public companies as small capitalization (small-cap) public companies. We define buy-side professionals as individuals and financial institutions that are likely to buy securities for investment management, including money managers, fund managers, institutions, hedge funds and mutual fund firms. We believe that recent economic events and regulatory actions pose more challenges now than ever before for these market participants. These events include the stock market downturn beginning in 2000, The Sarbanes-Oxley Act of 2002, reduction in trading margins, the emergence of on-line trading, the consolidation of brokerage houses, the divestment of research and analyst positions by investment banks and the increased self-regulation by the exchanges.

All of these events have made it more difficult and expensive for small capitalization companies to raise the capital necessary for implementation of their business plan. For instance, the Sarbanes-Oxley Act of 2002 increased the operating costs for public companies including professional fees, liability insurance fees and premiums, and directors’ fees. Additionally, many investment bankers and fund managers working for large firms have internal controls in place preventing them from addressing stocks under a certain market capitalization. Many brokerage firms are now unwilling to write research for small capitalization companies due to the potential liability risks.

These recent developments have served to broaden the gap between small capitalization public companies that are seeking capital and market exposure (the demand) and investment banks and other financial entities that still seek appropriate investment opportunities and associated fees (the supply). ValueRich was formed to bridge this gap.

Our www.iValueRich.com, The Small-Cap Web Community

We launched the ValueRich Internet community (iValueRich.com) for the small-cap community in June 2006. iValueRich.com is a global Internet community focused on connecting all professional participants of the small-cap marketplace. Members will range from public companies, private companies, investment banks, research analysts, investor relations, stock brokers, and industry lawyers, accountants, exchanges and other professionals. In connection with gaining membership in the iValueRich community, prospective members are required to pay a fee and fill out a comprehensive registration form. Each member’s profile is generated from this information. In addition, the databases of information accessible to be searched by members on the website are compiled from the information provided in the registration form. This registration form also requires prospective members to make a representation as to their status and/or industry professionalism. However, we will undertake no independent verification or investigation of any such representation.

The website includes search, network development and contact management tools as well as announcement boards and news updates to help fee-paying members network with each other and at reduced costs. Through their use of the programming and software tools made available on the website, the iValueRich members themselves are expected to initiate and facilitate financial transactions and business development. We anticipate the initial point of contact for our members to be the posting of a variety of post articles, press releases, events, analyst reports and message board comments. The members of iValueRich.com have complete control over their profile pages and can set up filters to receive immediate alerts and notifications from specific community members and/or member categories. Members can elect to receive e-mail digests and alerts from iValueRich.com when specific events occur. iValueRich.com will continue to add other valuable resources and tools for community members.

Utilizing our proprietary programming and software, subscriber-members can build and manage a network of industry contacts, maintain and publish a calendar of events, post their financing needs or services, make public documents available and showcase their products. Members will be able to make multi-media file presentations and find, manage and invite other members to join groups and projects. Every member of iValueRich.com can be searched by based on a variety of criteria ranging from comprehensive financial data and industry classifications to specialties and geographic region. The robust search functions available on iValueRich.com can be used by members to discover current business opportunities and/or proposals based on specific criteria selected by the member when using the search function. The member may then choose to make direct contact with another listing member. These search functions will be reserved for banks only. Issuers will not be allowed to use the search functions to locate potential investors.

We also plan for members to receive complimentary admittance and reduced fees for exhibiting and sponsorship packages at ValueRich Expo events as well as reduced advertising rates in ValueRich magazine and complimentary subscriptions.

The growing ValueRich opt-in database currently containing more than 50,000 of magazine readership, banks, Wall Street partners, conference sponsors, thousands of public and private companies, and thousands of Wall Street related professionals. We believe that, through marketing our various properties, we are positioning ourselves as an industry-wide entity with concrete solutions addressing the financing needs of public and private companies. iValueRich.com provides a structured and efficient online environment for banks and services to connect 24/7 on a global basis and initiate deals with public companies, and private companies looking to become public, based on their financing needs.

The website includes at least ten areas of activity and interest:

•	News - news about the small capitalization market provided by a financial content provider and press releases submitted by participant companies.

•	Presentations - members will be able to create, post and invite viewers to multimedia financial presentations, proposals and offerings.

•	Expos - a direct link to information, and interactive forms for our expos.

•	Events - member profile page and site-wide calendars containing ValueRich events, industry events, online events and meetings.

•	Member Search - a custom searchable directory of all Web community members based on their associated profile information.

•	Magazine - a direct link to the content of ValueRich magazine and opportunities for placing advertisements or articles in the magazine.

•	Investment Bank and Market Connections - a direct link to financial sourcing services, exchanges, market makers and investor resources.

•	Services - a direct link to member service providers and consultants.

•	Groups and Projects - members can create and manage their own groups with message boards and e-mail lists for facilitating business.

We expect to benefit from the interactive flow of commerce and financing queries through subscription and site membership fees for access to iValueRich.com as well as some “ala carte” fees for specific valuable research and other services. We also intend to benefit from selling Internet advertising to reach the demographic this unique and influential business community offers. To date, we have not obtained any revenues from such subscription and site membership fees or from fees for specific research or other services.

Our ValueRich Small Cap Financial Expos

We have developed a unique large-scale expo-style financial conference model in which 70 to 100 public companies are showcased in 10’ by 10’ hard wall office-style suites to thousands of participating and attending investment bankers and buy-side professionals. We refer to our conferences as being “expos” or “expo-style” because our exhibiting companies are able to showcase and demonstrate their products and services as well as present their financial information to, and meet with, multiple investment bankers that specialize in small capitalization finance. These events include a “Bankers’ Row” - a dedicated section of the conference where exhibiting companies and the investment banks can have pre-arranged meetings to explore investment banking opportunities.

This is financial conference format is absolutely unique in the industry in that it offers:

•	Open attendance policy actively seeking industry-wide participation attendance

•	Unrestricted and transparent access to public company officers on the expo floor for the entire event

•	Access to multiple investment banks under one roof

•	A high-energy B2B development and networking environment

•	One page independent research report, distributed to qualified attendees in the Expo guide

•	Public company and investment bank tombstone ads in ValueRich magazine

We have already hosted three large-scale ValueRich Small-cap Financial Expos: the first was at the Palm Beach County Convention Center in Palm Beach, Florida on March 9, 2005 through March 12, 2005; the second at the Jacob Javitz Center in New York City on September 14, 2005 and September, 15 2005 and the third at the Hotel Intercontinental in Miami, Florida on March 8, 2006 and March 9, 2006. We also hosted a similar expo at the Wynn Resort in Las Vegas, Nevada on October 25, 2006 and October 26, 2006. We also plan to hold smaller versions in the near future at luxury business hotels that are targeted to specific industries or geographic regions. Our goal is to host two large-scale Expos as well as at least two smaller Expos on an annual basis. No assurance can be given, however, that we will be able to sponsor any set number of expos. We select our events locations with consideration to seasonality and available leisure activities. Our conference in Palm Beach, Florida included a ValueRich hosted golf tournament at the PGA National Resort & Spa. Just like ValueRich magazine, our Expos include a lifestyle component. Some of the sponsors at Expos to date have included companies like Bombay Sapphire, Steinway & Sons, Audemars Piguet Fine Timepieces and the Miami Dolphins football team. We generate revenue at our conferences from three sources:

•
Fees from exhibiting companies. Currently the fee for an exhibiting company is $9,000. This fee entitles each exhibiting company to a 10’ by 10’ hard wall suite, a break-out company financial presentation, four full-access expo passes and a full-page company financial profile in the Expo Guide;

•
Expo sponsorships. We offer a limited number of sponsorships that provide high visibility at the Expo. Three levels of sponsorship are currently being offered - up to eight platinum sponsorships at $45,000 each; up to eight gold sponsorships at $30,000 each; and up to 12 silver sponsorships at $20,000 each. The benefits of sponsorship include larger display areas, placement of the company name and logo on all printed Expo materials and the Expo website, complimentary press coverage, event hosting opportunities and additional Expo passes;

•
An attendee admission fee of $395 is charged for attending individuals that have not received Expo passes in connection with a presenting company or sponsor. Our attendees include buy-side professionals, public company executives, money managers and fund managers.

It is also important to note that ValueRich is an independent company and not affiliated with any particular investment bank or brokerage firm. Most other financial conferences are invitation only events that are hosted by individual investment banks or brokerage firms. They do not invite the competition. We believe closed events limit the investment banking contacts a company can make and inhibit business development opportunities. ValueRich heavily engages sponsors, marketing partners, affiliates and multiple banks as co-hosts of our events. Our independence has allowed us to bring together some of the largest groups of competing banks and Wall Street companies ever - raising the energy level and increasing business development results.

Our ValueRich Magazine

We publish the national quarterly, ValueRich magazine. We published our first edition in spring 2004. The ValueRich magazine is a glossy full-color magazine of approximately 120 pages that is geared toward an affluent readership of 53,000 investment related professionals and corporate leaders of small capitalization public companies. The magazine features luxury items, exotic travel, fine dining, great entertainment, unique products and feature stories about groundbreaking people and events. The magazine also includes business and financial topics relevant to small capitalization companies.

ValueRich magazine offers public companies the opportunity to highlight their products and services through “Company Connect” articles and clearly state their business and investment banking objectives with advertisements in the Marketplace portion of the magazine.

The magazine has complimentary distribution to thousands of small capitalization public company officers, and other professionals focused on the small capitalization public market, including investment bankers, buy-side professionals, money managers, attorneys, accountants and business consultants. We believe the small capitalization financial market offers a highly sought after demographic group, and that ValueRich is currently the only magazine that specifically targets this demographic group with a high quality business, finance and lifestyle magazine. We currently publish ValueRich magazine four times per year, but plan to publish on a bimonthly basis beginning in fiscal year 2007. The magazine was first published in the spring of 2004, and we have published seven editions since then.

ValueRich carries conventional advertising. Display advertisement ranges from one-quarter to one full page plus special units (i.e., spreads, gatefolds or inserts). ValueRich advertisers are typically businesses that market products nationally to high net worth individuals. Our advertisers have included a range of lifestyle companies like Westport Yachts, Steinway & Sons, Champion Porsche, Abercrombie and Kent Destination Clubs, Bombay Gin and Audemars Piguet Fine Timepieces as well as financial and business companies such as Standard and Poors, EDGAR Online and others.

ValueRich’s content can also be accessed on our website, www.valuerichonline.com.

We generate magazine revenue from five sources:

•	Advertising: Our readership demographic is attractive to luxury lifestyle AND business/financial companies. The current page rate for a full color full-page ad is $6,000.

•
Company Connect Articles: These articles profile small capitalization public companies and appear in a dedicated section of the magazine. The articles are a minimum of two pages and highlight a company’s strengths, strategies and vision. Each article includes a sidebar with a company’s contact information, website address and ticker symbol to provide readers easy access. Company Connect articles are written by ValueRich contributing business writers with input and final approval from the top officers of the subject company. We currently have approximately five contributing business writers. We currently charge $12,000 for a two page Company Connect article.

•
Other Paid-for Articles: We also offer advertorial articles that provide an in-depth look at a company and its distinctive product and service offerings. These articles generally run several pages and include high quality photos. These paid-for features are written by ValueRich contributing writers with input and final approval from the subject company. The current charge is $5,000 per page.

•	Article Reprints: We also generate revenue from article reprints due to the large amount of business related content in the magazine. We currently charge $1 per page for an article reprint.

•
Inclusion in the ValueRich Marketplace: Companies can purchase a financial display notice in the ValueRich Marketplace section, located in the business section of each issue. The current charge for inclusion in the ValueRich Marketplace is $2,000 per issue.

Our Sales Strategy

We employ a team of five in-house sales representatives and a vice-president of sales. Each representative is assigned a territory for prospecting initiatives on a database system. The prospect of 8,000 small capitalization public companies was generated by uploading contact information from various exchanges and quotation services. We believe this information is reasonably accurate given the minimal number of ValueRich magazines being returned and the results of the sales team’s phone prospecting initiatives.

Our marketing initiatives include telemarketing sales calls, e-mail blasts and direct-mail campaigns to the target markets of public company management, buy-side professionals, and potential sponsors. In order to increase the quality and quantity of our e-mail distributions, we often form strategic partnerships with established companies. For example, in return for a reduced sponsorship fee at a recent expo, we partnered with Insight Communications Inc. to distribute six co-branded e-mail blasts to 1 million of their subscribers for a total of 6 million. We have also partnered in the past with EDGAR Online, which is in no way affiliated with the Securities and Exchange Commission.

To increase opt-in participation in our database, all sales calls and offerings, whether they be for Expo exhibition, sponsorship or advertising, include a variety of options at different price points including, options like “Company Connect” articles in ValueRich magazine, subscriptions to iValueRich.com and ultimately ending with a complimentary opt-in subscription to the magazine.

We expect that the iValueRich.com Internet community will initially be populated through sales campaigns to our database, industry partnerships and viral marketing. Eventually, we expect additional exponential growth from members inviting other business associates and clients to facilitate business, as well as industry awareness from word of mouth and press coverage. We also expect the growth and steady activity of the iValueRich.com community to significantly increase our marketing effectiveness and add to the bottom line of the ValueRich Small-cap Financial Expo events as well as ValueRich magazine revenues.

To our knowledge we are the only company to create publications, Expo events and an Internet community for small-cap public companies and the Wall Street institutions, banks, and services that serve them. If achieved, the full potential of our total business strategy would be to become the single largest source for efficiently connecting public companies with Wall Street financial and securities related services - ValueRich would also become a premium media resource for advertising to this very significant and affluent market demographic.

DIRECTORS AND EXECUTIVE OFFICERS

The directors, officers and key personnel of the Company are as follows:

Name	Age	Position

Joseph Visconti	41	Chairman, President and CEO
Michiaki (Mike) Tsurumi	61	Director
David Willson	53	Editor in Chief of ValueRich Magazine
Gregg W. Lowenstein	40	Vice-President of Sales
Liza Grant Smith	32	Managing Editor of ValueRich Magazine
Michael J. Chalhub	37	CFO
Reed Smith	30	Chief Technology Officer
Bruce Jordan	52	Director

The business experience, principal occupations and employment of each of the above persons during at least the last five years are set forth below.

Joseph Visconti. Mr. Visconti has been our President, CEO and Chairman since inception in 2003. He has extensive experience in development and management of both public and private companies. For the past 15 years Mr. Visconti has worked with senior management of public and private companies to assist in their structure, finance and related banking issues. Mr. Visconti has overseen the financing of 26 public and private companies that raised more than $250,000,000 through IPO’s, secondary offerings and private placements. From 2001 to 2003 Mr. Visconti worked as a consultant with various investment banks and public and private companies.

Michiaki (Mike) Tsurumi. Mr. Tsurumi has been serving as a member of the board of directors of ValueRich, Inc. since June 2006. He worked with Sony Corporation in various capacities for nearly 40 years. Mr. Tsurumi most recently headed up Sony Europe GmbH as President until his retirement in 2004. During this time he oversaw 8.4 billion euro revenue growth in just three years, and oversaw 13,000 employees. While serving as the President of Sony Broadcast Media Co. Ltd. and later as Corporate Officer in charge of Broadcast and Telecommunication Services, Mr. Tsurumi has acquired experience in portfolio management, infrastructure building for e-business, and marketing and sales experience on a global scale. Mr. Tsurumi is an Advisor Professional to Solutions Europe, a division of Sony Europe. Currently residing in Germany, Mr. Tsurumi holds a law degree from Keio University, Tokyo, Japan.

David Willson. Mr. Willson joined ValueRich in September 2003 to develop and design ValueRich magazine and has remained as its Editor in Chief since. In September 2000 Mr. Willson was contracted by NewsMax.com, a politically conservative Web site, to redesign its print newsletter into a mass market news magazine. Mr. Willson designed and produced NewsMax magazine for a year and then functioned as an editorial consultant until joining ValueRich. Previously Mr. Willson was a senior art director for American Media Inc. (AMI), publisher of the National Enquirer. He joined AMI in February 2000 to redesign six special interest crime titles, acquired in the purchase of Globe Communications, for better mass market distribution. Mr. Willson had previously been employed by AMI in the early 1990’s as Design Editor on a select team established to develop new publications, including Soap Opera Magazine and Country Weekly Magazine. Mr. Willson has contributed to launching or revamping many publications covering a wide variety of subject matter, including lifestyle, entertainment, business and news. Prior to that he had successful career as an advertising creative director. He has received numerous awards from Publishing & Production Executive and Printing Impressions, Communication Concepts, American Society of Business Press Editors, the Florida Magazine Association, Printing Industries of America, American Society of Association Executives and Association Trends. Mr. Willson has been honored with three Florida Press Club awards for his work as an editorial cartoonist.

Gregg W. Lowenstein. Mr. Lowenstein has been our Vice-President of Sales since August 2004. In that position, he is responsible for the direct sales and business development activities for ValueRich magazine and our financial expos. Mr. Lowenstein directs all aspects of tradeshow and advertising sales. Prior to joining ValueRich as our Vice-President of Sales Mr. Lowenstein was Director of of Sales for NewsMax Media, Inc., publisher of NewsMax Magazine and NewsMax.com from 2001-2004 and was the Director of Business Development for Recourse Communications Inc. from 1998-2001. He has more than 19 years of progressively responsible experience directing sales organizations, business to business development, and developing strategic partnerships. Mr. Lowenstein has been involved with Fortune 500 Companies whose revenue exceeded $130 million. He has assisted companies through start-up, survival and growth modes. Mr. Lowenstein has spent 19 years as Vice President of Sales, Business Development Director, and Human Capital Manager in a variety of industries, including manufacturer of industrial goods, construction equipment, and technology, governmental and publishing services. His understanding of business to business sales encompass; retail sales, direct sales, leasing and governmental markets. Among his significant experience, Mr. Lowenstein has been involved with such brands as John Deere, Daewoo Heavy Industries, Forbes Magazine, USA TODAY, US News & World Report, PC Magazine, COMDEX, NetWorld+Interop and Best Jobs USA. Mr. Lowenstein holds a Master of Business Administration (MBA) from Rensselaer Polytechnic Institute.

Liza Grant Smith. Ms. Smith, the Managing Editor of ValueRich magazine, has a professional background that combines writing and finance. From 2004 until assuming her new position in June 2006, she was a freelance writer with experience in magazine, business and script writing. In addition to 20+ articles featured in ValueRich, Ms. Smith’s projects included writing and editing a wide variety of business and marketing materials such as business plans, press releases, investor letters, website content and corporate profiles. She also created a corporate demo script for THE TUBE Music Network and was a finalist in three national TV scriptwriting competitions. Between 1996 and 2004, Ms. Smith held a number of important positions in Wachovia Corporation’s Commercial and Capital Market groups which provided her with extensive exposure to corporate lending, underwriting, financial projections and investment banking. Liza Grant Smith graduated Cum Laude from Wake Forrest University with a Bachelor of Science degree in Business.

Michael J. Chalhub. Mr. Chalhub has been our Chief Financial Officer since June 2006. He has been a financial consultant since 2002 providing executive management services including financing and operational management. Prior thereto, and beginning in 2000, Mr. Chalhub was Chief Financial Officer of Cenetec Ventures, LLC, a venture capital group specializing in the commercialization of early-stage technologies. He is an accomplished finance professional and certified public accountant (Georgia) with over 15 years of experience with entrepreneurial ventures and small to mid size privately held companies. Mr. Chalhub has participated in market trend analysis, debt restructuring, acquisitions, commercial real estate, corporate turnarounds, audit engagements and strategic planning. Mr. Chalhub’s broad range of experience includes founding a transit advertising company, co-founding a healthcare solutions software firm, and serving as the Chief Financial Officer for a Florida-based venture capital firm. Mr. Chalhub has also served as Vice President of Finance and Operations for a British supply chain logistics firm, was the corporate Controller for an Atlanta-based incubator and was a Finance Manager for Coca-Cola Enterprises. As a Magna cum Laude graduate of the University of Alabama, Mr. Chalhub earned his Bachelor of Science in Accounting. Mr. Chalhub is also a licensed Florida Real Estate Sales Associate.

Reed Smith. Mr. Smith joined us as our Chief Technology Officer in May 2006. He boasts over eight years of experience in web application development and an extensive understanding of dynamic web architecture and object oriented web programming methods. Prior to joining ValueRich and starting in 2003, Mr. Reed served as the lead technology developer for AMI Events. His responsibilities included the design and implementation of an Object Orientated N-tier event management system in PHP and MySQL and the implementation of company-wide coding standards and guidelines. From 1998 to 2003, he served as E-commerce Director and Lead Programmer at the Mitchel Vitale Group, where he designed and developed numerous websites, custom application solutions for clients, a PHP and MySQL e-commerce solution and graphics for print including ads, brochures, logos and packaging. Between 1995 and 1998, Mr. Reed was E-commerce Director and Online Sales Manager for Wholesale Health, Inc. In this position, he pioneered an e-commerce solution for selling vitamins and supplements online and implemented successful online advertising strategy in a time when proper online advertising tools were not yet available.

Bruce Jordan. Mr. Jordan joined our board of directors in August 2006. For the past 5 years Mr. Jordan has been the President of Midtown Partners & Co., LLC. (Midtown changed its name in 2004 from Innovation Capital, LLC), an investment banking firm specializing in PIPE transactions and reverse mergers for micro cap companies. He has been engaged in the investment banking, investment advisory and securities business for over 25 years. Mr. Jordan’s career began as a research analyst, most notably at Merrill Lynch. He progressed to marketing equity research and investment banking products to large institutional clients in the Northeast. During the nineties, Mr. Jordan returned to research and professionally managed equity investments including being responsible for more than $100 million of discretionary assets and non-discretionary assets of nearly $1 billion. Mr. Jordan furthered his experiences at the end of the nineties as he joined a regional investment bank to develop its investment banking capabilities and proprietary research product. He was responsible for public and private financing of emerging companies principally related to the Internet, biotechnology, medical devices, telecommunications and computer technology. Mr. Jordan was also responsible for consulting with corporate clients on the management of their communications with the investment industry. Mr. Jordan earned a master’s degree from Georgia State University with a major in corporate finance and a bachelor’s degree from Emory University with a major in accounting.

Director Compensation

No director is compensated for the performance of duties in that capacity or for his/her attendance at board of director or committee meetings. We reimburse our directors for travel and other out-of-pocket expenses incurred in attending board of director or committee meetings.

Employees

We currently have 15 full-time employees and approximately 4 free-lance individuals that focus on sales, marketing, design, editorial and pictorials for us.

Company Facilities

We currently lease an office in West Palm Beach, Florida of approximately 1,750 square feet on a month to month basis from Joseph Visconti, our Chairman, President and CEO at a rate of $32,400 per year.

LITIGATION

From time to time, we may be involved in various claims, lawsuits, and disputes with third parties incidental to the normal operations of the business. As of the date of this prospectus, we are not aware of any material claims, lawsuits, disputes with third parties or the like that would have any material affect on our business.

AVAILABLE INFORMATION

We have agreed to provide to each prospective investor and any of its representatives, the opportunity to inspect additional documents of ours and to inquire and receive answers from us concerning us or the terms and conditions of this offering to the extent we possess or can acquire that information without unreasonable effort or expense. Any inquiries regarding this offering or requests for information, or requests to examine any documents, should be directed to ValueRich, Inc., 1804 N. Dixie Highway, Suite A, West Palm Beach, Florida 33407. Our telephone number at that address is 561-832-8878.

Directors’ Term of Office

Directors will hold office until the next annual meeting of shareholders and the election and qualification of their successors. Officers are elected annually by our board of directors and serve at the discretion of the board of directors.

Independence

Our Board of Directors has determined that Mr. Jordan and Mr. Tsurumi satisfy the independence standards specified in Section 121A of the AMEX Company Guide.

Audit Committee and Audit Committee Financial Expert

In June 2006, we established an audit committee of the board of directors, which consists of Michiaki Tsurumi and Bruce Jordan, who serves as a chairman of the committee. The board of directors has determined that Mr. Jordan is a financial expert. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•	Reviewing and discussing with management and the independent accountants our annual and quarterly financial statements;

•	Directly appointing, compensating, retaining, and overseeing the work of the independent auditor;

•	Approving, in advance, the provision by the independent auditor of all the audit and permissible non-audit services;

•
Establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;

•	The right to engage and obtain assistance from outside legal and other advisors as the audit committee deems necessary to carry out its duties;

•
The right to receive appropriate funding from us to compensate the independent auditor and any outside advisors engaged by the committee and to pay the ordinary administrative expenses of the audit committee that are necessary or appropriate to carrying out its duties; and

•	Unless assigned to a comparable committee or group of independent directors, they must review and approve all related party transactions.

Nominating Committee and Compensation Committee

We do not have a nominating committee or compensation committee of the board of directors. Until formal committees are established our board of directors performs some of the functions associated with a nominating committee and a compensation committee, including reviewing all forms of compensation provided to our executive officers, directors, consultants and employees, including stock compensation. We intend to establish formal committees following the listing of our securities on the AMEX.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Neither our sole director and executive officer nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of our common stock, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons, has any material interest, direct or indirect, in any transaction, or series of transactions, that we have entered into since our incorporation or any proposed transaction or series of transactions worth over $60,000 per year, except that our Chairman, Chief Executive Officer and President, Mr. Visconti, has loaned the Company approximately $90,000, of which $15,000 has been paid back.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the aggregate cash compensation paid during the 2005 and 2006 fiscal years to our Chief Executive Officer and to our two most highly compensated executive officers other than our CEO, whose annual salary and bonuses exceeded $100,000 for the applicable years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)		Total ($)

Joseph Visconti, Chairman, President and Chief Executive Officer	2006 2005	120,000 52,130	— —	— —		120,000 52,130

Gregg W. Lowenstein, Vice President of Sales	2006 2005	75,000 74,639	— 9,250	44,583(1 49,523(1	) )	119,583 133,412

David A. Willson, Editor in Chief	2006 2005	57,000 54,395	— —	— —		57,000 54,395
——————
(1)   Received by Mr. Lowenstein for sales commissions earned in connection with our expos and advertising in the ValueRich Magazine.

In April 2006, we adopted the ValueRich, Inc. Incentive Stock Option Plan (the “Plan”) to promote our long-term growth and profitability of by (i) providing our key directors, officers and employees with incentives to improve stockholder value and contribute to our growth and financial success and (ii) enable us to attract, retain and reward the best available persons for positions of substantial responsibility. No stock awards or options were granted in 2006. As described more fully below, the Plan provides for grants of options to purchase specified numbers of shares of Common Stock at predetermined prices.

The following discussion represents only a summary of certain of the plan terms and is qualified in its entirety by reference to the complete plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Shares Available; Maximum Awards; Participants. A total of 5,000,000 shares of the Company’s Common Stock has been reserved for issuance upon exercise of options granted pursuant to the Plan. The Plan allows the Company to grant options to employees, officers and directors of the Company and its subsidiaries; provided that only employees of the Company and its subsidiaries may receive incentive stock options under the Plan. The Company has granted a total of 1,500,000 options as of the date of this prospectus.

Stock Option Features. Under the Plan, options to purchase the Company’s Common Stock may take the form of incentive stock options (“ISOs”) under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) or nonqualified stock options (“NQSOs”). As required by Section 422 of the Code, the aggregate fair market value (as defined in the Plan) of shares of Common Stock (determined as of the date of grant of the ISO) with respect to which ISOs granted to an employee are exercisable for the first time in any calendar year may not exceed $100,000. The foregoing limitation does not apply to NQSOs.

Initially, each option will be exercisable over a period, determined by the Board of Directors of the Company, in its discretion, of up to ten years from the date of grant. Options may be exercisable during the option period at such time, in such amounts, and in accordance with such terms and conditions and subject to such restrictions as are determined by the Board and set forth in option agreements evidencing the grant of such options; provided that no option may be exercisable less than six months from its date of grant.

The exercise price of options granted pursuant to the Plan is determined by the Board, in its discretion; provided that the exercise price of an ISO may not be less than 100% of the fair market value (as defined in the Plan) of the shares of the Company Common Stock on the date of grant. The exercise price of options granted pursuant to the Plan is subject to adjustment as provided in the Plan to reflect stock dividends, splits, other recapitalizations or reclassifications or changes in the market value of the Company Common Stock. In addition, the Plan provides that, in the event of a proposed change in control of the Company (as defined in the Plan), the Board of Directors is to take such actions as it deems appropriate to effectuate the purposes of the Plan and to protect the grantees of options, which action may include (i) acceleration or change of the exercise dates of any option; (ii) arrangements with grantees for the payment of appropriate consideration to them for the cancellation and surrender of any option; and (iii) in any case where equity securities other than Common Stock are proposed to be delivered in exchange for or with respect to Common Stock, arrangements providing that any option shall become one or more options with respect to such other equity securities. Further, in the event the Company dissolves and liquidates (other than pursuant to a plan of merger or reorganization), then notwithstanding any restrictions on exercise set forth in the Plan or any grant agreement pursuant thereto (i) each grantee shall have the right to exercise his option at any time up to ten days prior to the effective date of such liquidation and dissolution; and (ii) the Board of Directors may make arrangements with the grantees for the payment of appropriate consideration to them for the cancellation and surrender of any option that is so canceled or surrendered at any time up to ten days prior to the effective date of such liquidation and dissolution. The Board of Directors also may establish a different period (and different conditions) for such exercise, cancellation, or surrender to avoid subjecting the grantee to liability under Section 16(b) of the Exchange Act.

The shares purchased upon the exercise of an option are to be paid for by the optionee in cash or cash equivalents acceptable to the Board. In addition, the Plan provides for broker-assisted cashless exercises in the discretion of the Board of Directors.

Except as permitted pursuant to Rule 16b-3 under the Exchange Act, and in any event in the case of an ISO, an option is not transferable except by will or the laws of descent and distribution. In no case may the options be exercised later than the expiration date specified in the option agreement.

Plan Administration. The Plan will be administered by the Board of Directors, or a committee of the board if so approved by the board, in accordance with the provisions of Rule 16b-3.

The Board of Directors will decide when and to whom to make grants, the number of shares to be covered by the grants, the vesting schedule, the type of awards and the terms and provisions relating to the exercise of the awards. The Board may interpret the Plan and may at any time adopt such rules and regulations for the Plan as it deems advisable. The Board of Directors may at any time amend or terminate the Plan and change its terms and conditions, except that, without stockholder approval, no such amendment may (i) materially increase the maximum number of shares as to which awards may be granted under the Plan; (ii) materially increase the benefits accruing to Plan participants; or (iii) materially change the requirements as to eligibility for participation in the Plan.

Accounting Effects. Under current accounting rules, neither the grant of options at an exercise price not less than the current fair market value of the underlying Common Stock, nor the exercise of options under the Plan, is expected to result in any charge to the earnings of the Company.

Certain Federal Income Tax Consequences. The following is a brief summary of certain Federal income tax aspects of awards under the Plan based upon the Federal income tax laws in effect on the date hereof. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

Incentive Stock Options. An optionee will not realize taxable income upon the grant of an ISO. In addition, an optionee will not realize taxable income upon the exercise of an ISO, provided that such exercise occurs no later than three months after the optionee’s termination of employment with the Company (one year in the event of a termination on account of disability). However, an optionee’s alternative minimum taxable income will be increased by the amount that the fair market value of the shares acquired upon exercise of an ISO, generally determined as of the date of exercise, exceeds the exercise price of the option. If an optionee sells the shares of Common Stock acquired upon exercise of an ISO, the tax consequences of the disposition depend upon whether the disposition is qualifying or disqualifying. The disposition of the shares is qualifying if made more than two years after the date the ISO was granted and more than one year after the date the ISO was exercised. If the disposition of the shares is qualifying, any excess of the sale price of the shares over the exercise price of the ISO would be treated as long-term capital gain taxable to the option holder at the time of the sale. If the disposition is not qualifying, i.e., a disqualifying disposition, the excess of the fair market value of the shares on the date the ISO was exercised over the exercise price would be compensation income taxable to the optionee at the time of the disposition, and any excess of the sale price of the shares over the fair market value of the shares on the date the ISO was exercised would be capital gain.

Unless an optionee engages in a disqualifying disposition, the Company will not be entitled to a deduction with respect to an ISO. However, if an optionee engages in a disqualifying disposition, the Company generally will be entitled to a deduction equal to the amount of compensation income taxable to the optionee.

Nonqualified Stock Options. An optionee will not realize taxable income upon the grant of an NQSO. However, when the optionee exercises the NQSO, the difference between the exercise price of the NQSO and the fair market value of the shares acquired upon exercise of the NQSO on the date of exercise is compensation income taxable to the optionee. The Company generally will be entitled to a deduction equal to the amount of compensation income taxable to the optionee.

Employment Agreements

We do not have any employment agreements with any of our employees at this time.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our shares of common stock by (1) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (2) each of our directors, (3) our executive officers, and (4) by all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 2007, are deemed outstanding, but those shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The number and percentage of shares beneficially owned are based on 6,534,312 shares of common stock outstanding as of March 31, 2007. Each person named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by that person, subject to community property laws, where applicable.

Name and Address(1)	Amount and Nature Of Beneficial Ownership	Percentage of Class

Joseph Visconti	3,580,000	54.8%
David Willson	160,000	2.4%
Gregg Lowenstein	50,000	0.8%
All officers and directors as a group (3 people)	3,810,000	58.0%
Vision Opportunity Master Fund, Ltd.(2)	464,286	7.1%
——————
(1)	Unless otherwise indicated, the address for each is c/o ValueRich, Inc., 1804 N. Dixie Highway, Suite A, West Palm Beach, Florida 33407.
(2)	Does not include 928,572 shares issuable under warrants exercisable more than 60 days after the date hereof.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for any of our securities. Consequently, the initial public offering price of our shares has been determined by negotiation between us and the underwriters. Factors to be considered in determining such price, in addition to prevailing market conditions, include an assessment of our prospects. The public offering price of our shares does not necessarily bear any relationship to our asset value, earnings, net financial condition, or other established criteria of value applicable to us and should not be regarded as an indication of the actual value or future market price of the shares. Such prices are subject to change as a result of market conditions and other factors, and no assurance can be given that the shares can be resold at the public offering price.

DESCRIPTION OF SECURITIES

Our Common Stock

Authorized and Outstanding

We are authorized to issue up to 100 million shares of common stock, par value $.01 per share and 10 million shares of preferred stock, par value $.001 per share. There are 6,534,312 shares of our common stock outstanding and no shares of preferred stock outstanding as of the date of this prospectus.

Voting Rights

Holders of our common stock have the right to cast one vote for each share of stock in their name on the books of our company, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute or by the articles of incorporation, or in the by-laws, the presence, in person or by proxy duly authorized, of one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our articles of incorporation.

Dividends

There are no restrictions in our articles of incorporation or by-laws that prevent us from declaring dividends. The Delaware General Corporation Law, however, does prohibit us from declaring dividends where, after giving effect to the distribution of the dividend (1) we would not be able to pay our debts as they become due in the usual course of business or (2) our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.

Preemptive Rights

Holders of our common stock are not entitled to preemptive rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of our common stock are, and the shares of common stock sold in the offering will when issued, be fully paid and non-assessable. At March 31, 2007, there were 2,766,165 warrants outstanding and no shares of preferred stock had been issued.

Our Preferred Stock

Our certificate of incorporation authorizes our board of directors to issue up to ten million shares of preferred stock, in one or more designated series, each of which shall be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. Our board of directors is authorized, within any limitations prescribed by law and our certificate of incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock.

Transfer Agent

We have retained Interwest Transfer Company, Inc. as our transfer agent.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, we will have outstanding an aggregate of 8,834,312 shares of common stock if the maximum number of shares is sold, which includes the 2,300,000 shares of common stock offered hereby or 8,134,312 shares of common stock if the minimum number of shares are sold, which includes the 1,600,000 shares of common stock offered hereby. Upon completion of the offering, the shares issued in the offering will be freely transferable without restriction under the Securities Act (excluding any shares purchased in the offering by any person who is or thereby becomes our “affiliate”). All of the 6,534,312 shares outstanding immediately prior to the offering were issued in private placements without registration under the Securities Act and, therefore, are “restricted securities” as that term is defined in Rule 144 under the Securities Act.

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may sell within any three-month period a number of restricted shares which does not exceed the greater of 1% of the then outstanding shares of such class of securities or the average weekly trading volume during the four calendar weeks prior to such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about us. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of ours with respect to restricted securities that satisfy a two-year holding period, without regard to the volume or other resale limitations.

We are unable to predict the effect that sales under Rule 144 may have on the then prevailing market price of the common stock, but such sales may have a substantial depressing effect on such market price.

All of our officers, directors and 5% or more stockholders have agreed not to, directly or indirectly, issue, agree or offer publicly to sell, grant an option for the purchase or sale of, assign, transfer, pledge, hypothecate, distribute or otherwise encumber or dispose of, any shares of the common stock or other equity securities of ours or other securities convertible into or exercisable for such shares of the common stock or other equity securities for 12 months from the date of this prospectus without the prior written consent of the representatives of the several underwriters provided however, that such persons may transfer any shares or securities subject to the lock-up agreement either during his or her lifetime or on death by will or intestacy to an existing shareholder, a member of his or her immediate family or the immediate family of an existing shareholder, or to a trust the beneficiaries of which are exclusively the restricted person and/or a member or members of his or her immediate family; provided, however, that prior to any such transfer each transferee shall execute an agreement, satisfactory to the representatives of the several underwriters, pursuant to which each transferee shall agree to receive and hold such restricted securities, subject to the provisions of the lock-up agreement, and there shall be no further transfer except in accordance with the provisions of the lock-up agreement. The term “immediate family” shall mean the spouse, lineal descendant, father, mother, brother or sister, inclusive of such relatives by adoption, of the transferor or existing shareholder and the immediate family of the spouse of the transferor or existing shareholder. If any of the restricted securities have exercise or conversion rights, the restricted stockholder may exercise such rights, but the exercised or converted securities will also be deemed restricted securities and subject to the lock-up agreement. On a case-by-case basis, subject to the prior written approval by the Company and at exchange values determined by the Company, the restricted stockholder may use restricted securities in lieu of cash for the exercise or conversion of the rights, in which case the underwriter will release the certificate representing such restricted securities to the Company in exchange for the certificate representing the exercised or converted securities.

Our officers, directors and 5% or more stockholders have also agreed that subsequent to the expiration of this 12 month lock-up, they will only dispose of or otherwise encumber any of their shares when the share price, adjusted for any splits, or any material change in capital structure via merger or business combination, trades above 60% of the offering price for a 20 consecutive business day period. Commencing 12 months from the date of this prospectus, should our stock trade above 60% of the offering price for a 20 consecutive business day period, all contractual lock-ups will be terminated. The lock-up expires in all cases 18 months after the Effective Date unless otherwise agreed by the representatives of the underwriters.

UNDERWRITING

US EURO Securities, Inc. and Lane Capital Markets, LLC have severally agreed, subject to the terms and conditions of the underwriting agreement among ValueRich, US EURO Securities, Inc. and Lane Capital Markets, LLC, as representatives of the several underwriters, to act as the sales agents of ValueRich for the sale of shares offered hereunder at the public offering price of $3.50, less the underwriting discount set forth on the cover page of this prospectus:

The underwriters have made no commitment to purchase all or any part of the shares of common stock offered but have agreed to use their best efforts to sell a minimum of 1,600,000 shares of common stock and a maximum of 2,300,000 shares of common stock within 60 days of the date of this prospectus (subject to an extension at the representatives’ option for an additional 60 day period). All funds received in connection with the sale of the shares will be promptly transmitted to Continental Stock Transfer and Trust Company, (the “Escrow Agent”) , no later than noon the next business day after such receipt pursuant to the terms of an escrow agreement among ValueRich, the Escrow Agent and the representatives of the several underwriters.

All payments for subscriptions hereunder should be made payable to “Continental Stock Transfer and Trust Company” as Escrow Agent for ValueRich’s Escrow Account. If, prior to the termination of the offering period, at least an aggregate of $5,600,000 of funds are not received in the Escrow Account and the AMEX has not confirmed that the shares offered hereby will be listed on the AMEX , the offering will terminate and funds deposited with the Escrow Agent will be returned to investors promptly without interest. The shares are being offered by the underwriters subject to the delivery of an opinion of our counsel and to various other conditions.

The underwriters have advised us that they propose to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus. The underwriters may allow to certain dealers who are members of the NASD concessions, not in excess of $0.21 per share, of which no reallowance will be made to other dealers who are members of the NASD.

We have agreed to pay to the underwriters a non-accountable expense allowance of 3% of the gross proceeds of the offering, of which $40,000 has been paid as of the date of this prospectus. We have also agreed to pay all expenses in connection with qualifying the shares offered hereby for sale under the laws of such states as the underwriters may designate, including expenses of counsel retained for such purpose by the underwriters.

US EURO Securities, Inc. and Lane Capital Markets, LLC are principally engaged in providing securities brokerage, investment banking and related financial services to individuals, institutions and corporations. They also provide consulting and financial services to private and public entities seeking to obtain or participate in financing arrangements. Although the executive officers of US EURO Securities, Inc. and Lane Capital Markets, LLC have extensive investment banking background and experience, US EURO Securities, Inc. and Lane Capital Markets, LLC, as entities, have only led or co-led a limited number of prior public equity offerings.

Prior to this offering, there has been no public trading market for the Company’s securities. Consequently, the initial public offering price of the shares has been determined by negotiations between us and the representatives of the several underwriters and bears no relationship to our earnings, book value, net worth or other financial criteria of value and may not be indicative of the market price of our common stock after this offering. Among the factors considered in determining the offering price were our financial condition and prospects, market prices of similar securities of comparable publicly-traded companies, certain financial and operating information of companies engaged in activities similar to ours and the general condition of the securities market. Additionally, the initial public offering price of our shares may not be indicative of the prices that may prevail in the public market.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”):

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

•
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. If the underwriters sell more shares than could be covered by the maximum number of shares offered hereby, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering; and

•
Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or delaying a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Foreign Regulatory Restrictions on Purchase of Shares

We have not taken any action to permit a public offering of shares of our common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of shares of our common stock and the distribution of the prospectus outside the United States.

Italy. This offering of shares of common stock has not been cleared by Consob, the Italian Stock Exchanges regulatory agency of public companies, pursuant to Italian securities legislation and, accordingly, no shares may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the shares be distributed in Italy, except (1) to professional investors ( operatori qualificati); or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Decree No. 58 and Article 33, first paragraph, of Consob Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of the shares or distribution of copies of this prospectus or any other document relating to the shares in Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Decree No. 58 and Legislative Decree No. 385 of September 1, 1993, or the Banking Act; and (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia , on the aggregate value of the securities issued or offered in Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

Germany. The offering of shares of common stock is not a public offering in the Federal Republic of Germany. The shares may only be acquired in accordance with the provisions of the Securities Sales Prospectus Act (Wertpapier-Verkaudfspropsektgestz), as amended, and any other applicable German law. No application has been made under German law to publicly market the shares in or out of the Federal Republic of Germany. The shares are not registered or authorized for distribution under the Securities Sales Prospectus Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this prospectus is strictly for private use and the offering is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. The shares of common stock will only be available to persons who, by profession, trade or business, buy or sell shares for their own or a third party’s account.

France. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, to the public in France. This prospectus has not been or will not be submitted to the clearance procedure of the Autorité des Marchés Financiers, or the AMF, and may not be released or distributed to the public in France. Investors in France may only purchase the shares offered by this prospectus for their own account and in accordance with articles L. 411-1, L. 441-2 and L. 412-1 of the Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998, provided they are “qualified investors” within the meaning of said decree. Each French investor must represent in writing that it is a qualified investor within the meaning of the aforesaid decree. Any resale, directly or indirectly, to the public of the shares offered by this prospectus may be effected only in compliance with the above mentioned regulations.

“Les actions offertes par ce document d’information ne peuvent pas être, directement ou indirectement, offertes ou vendues au public en France. Ce document d’information n’a pas été ou ne sera pas soumis au visa de l’Autorité des Marchés Financiers et ne peut être eclare ou eclarer au public en France. Les investisseurs en France ne peuvent acheter les actions offertes par ce document d’information que pour leur compte eclar et conformément aux articles L. 411-1, L. 441-2 et L. 412-1 du Code Monétaire et Financier et du décret no. 98-880 du 1 octobre 1998, sous eclare qu’ils soient des investisseurs eclarer au sens du décret susvisé. Chaque investisseur doit eclarer par écrit qu’il est un investisseur qualifié au sens du décret susvisé. Toute revente, directe ou indirecte, des actions offertes par ce document d’information au public ne peut être effectuée que conformément à la réglementation susmentionnée.”

Switzerland. This prospectus may only be used by those persons to whom it has been directly handed out by the offeror or its designated distributors in connection with the offer described therein. The shares of common stock are only offered to those persons and/or entities directly solicited by the offeror or its designated distributors, and are not offered to the public in Switzerland. This prospectus constitutes neither a pubic offer in Switzerland nor an issue prospectus in accordance with the respective Swiss legislation, in particular but not limited to Article 652A Swiss Code Obligations. Accordingly, this prospectus may not be used in connection with any other offer, whether private or public and shall in particular not be distributed to the public in Switzerland.

United Kingdom. In the United Kingdom, the shares of common stock offered by this prospectus are directed to and will only be available for purchase to a person who is an exempt person as referred to at paragraph ® below and who warrants, represents and agrees that: (a) it has not offered or sold, will not offer or sell, any shares offered by this prospectus to any person in the United Kingdom except in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the section 85 of the Financial Services and Markets Act 2000 (as amended) (“FSMA”); and (b) it has complied and will comply with all applicable provisions of FSMA and the regulations made thereunder in respect of anything done by it in relation to the shares offered by this prospectus in, from or otherwise involving the United Kingdom; and (c) it is a person who falls within the exemptions to Section 21 of the FSMA as set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“the Order”), being either an investment professional as described under Article 19 or any body corporate (which itself has or a group undertaking has a called up share capital or net assets of not less than £500,000 (if more than 20 members) or otherwise £5 million) or an unincorporated association or partnership (with net assets of not less than £5 million) or is a trustee of a high value trust or any person acting in the capacity of director ,officer or employee of such entities as defined under Article 49(2)(a) to (d) of the Order, or a person to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated. The investment activity to which this document relates will only be available to and engaged in only with exempt persons referred to above. Persons who are not investment professionals and do not have professional experience in matters relating to investments or are not an exempt person as described above, should not review nor rely or act upon this document and should return this document immediately. It should be noted that this document is not a prospectus in the United Kingdom as defined in the Prospectus Regulations 2005 and has not been approved by the Financial Services Authority or any competent authority in the United Kingdom.

Israel. The shares of common stock offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (ISA). The shares may not be offered or sold, directly or indirectly, to the public in Israel. The ISA has not issued permits, approvals or licenses in connection with the offering of the shares or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the shares being offered. Any resale, directly or indirectly, to the public of the shares offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Sweden. Neither this prospectus nor the shares of common stock offered hereunder have been registered with or approved by the Swedish Financial Supervisory Authority under the Swedish Financial Instruments Trading Act (1991:980) (as amended), nor will such registration or approval be sought. Accordingly, this prospectus may not be made available nor may the shares offered hereunder be marketed or offered for sale in Sweden other than in circumstances which are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act. This prospectus may not be distributed to the public in Sweden and a Swedish recipient of the prospectus may not in any way forward the prospectus to the public in Sweden.

Norway. This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 1997, as amended. This prospectus has not been approved or disapproved by, or registered with, either the Oslo Stock Exchange or the Norwegian Registry of Business Enterprises. This prospectus may not, either directly or indirectly be distributed to Norwegian potential investors.

Denmark. This prospectus has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act No. 171 of 17 March 2005, as amended from time to time, or any Executive Orders issued on the basis thereof and has not been and will not be filed with or approved by the Danish Financial Supervisory Authority or any other public authority in Denmark. The offering of shares of common stock will only be made to persons pursuant to one or more of the exemptions set out in Executive Order No. 306 of 28 April 2005 on Prospectuses for Securities Admitted for Listing or Trade on a Regulated Market and on the First Public Offer of Securities exceeding EUR 2,500,000 or Executive Order No. 307 of 28 April 2005 on Prospectuses for the First Public Offer of Certain Securities between EUR 100,000 and EUR 2,500,000, as applicable.

Electronic Distribution of Prospectus

A prospectus in electronic format relating to our offering may be made available on the Internet sites or through other online services maintained by the underwriters or selling group members participating in this offering, or their affiliates. In those cases, prospective investors may view offering terms online and may be able to open an account online with the underwriters to participate in the public offering.

Other than the prospectus in electronic format, the information on any underwriter’s or any selling group member’s website and any information contained in any other website maintained by any underwriter or a selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us, any underwriter or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

EXPERTS

The financial statements included in this prospectus and in the registration statement have been audited by Chisholm, Bierwolf & Nilson, LLC, independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this prospectus and in the registration statement. The financial statements and the report of Chisholm, Bierwolf & Nilson, LLC are included in reliance upon their report given upon the authority of Chisholm, Bierwolf & Nilson, LLC as experts in auditing and accounting.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Lehman & Eilen LLP, Boca Raton, Florida. The Sourlis Law Firm, Red Bank, New Jersey, is acting as counsel for the underwriters in this offering.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (1) his act or failure to act constituted a breach of his fiduciary duties as a director or officer and (2) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, stockholders of our company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of our company or any stockholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the two most recent fiscal years, we have had no disagreements with Chisholm, Bierwolf & Nilson, LLC, our independent auditor, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

VALUERICH, INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2007
and
For the Years Ended December 31, 2006 and December 31, 2005

VALUERICH, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of
ValueRich, Inc.

We have audited the accompanying balance sheet of ValueRich, Inc. as of December 31, 2006 , and the related statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2006 and 2005,. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the PCAOB (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ValueRich Inc. at December 31, 2006 , and the results of its operations and cash flows for the years ended December 31, 2006 and 2005 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that ValueRich, Inc. will continue as a going concern. As discussed in Note 4 to the financial statements, ValueRich, Inc. has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about the company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Chisholm, Bierwolf & Nilson
Chisholm, Bierwolf & Nilson, LLC
Bountiful, UT
February 16, 2007

VALUERICH, INC.

Consolidated Balance Sheets

		March 31, 2007 (Unaudited)	December 31, 2006
ASSETS
CURRENT ASSETS
Cash	NOTE 2-J	$864,909	$942,066
Accounts receivable	NOTE 3	20,975	41,285
Allowance for Doubtful Accounts	NOTE 3	—	(20,000)
Deferred Financing Costs	NOTE 10	18,516	12,936
Prepaid Expenses	NOTE 2-H	2,381	6,533
Total Current Assets		906,781	982,820

FIXED ASSETS
Fixed Assets, at cost	NOTE 2-I	106,409	105,660
Accumulated depreciation	NOTE 2-I	(52,003)	(46,572)
Net Fixed Assets		54,406	59,088
TOTAL ASSETS		$961,187	$1,041,908

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses		$217,289	$154,200
Deferred Revenue	NOTE 2-H	35,500	80,580
Notes Payable - current portion	NOTE 8	352,800	352,800
Shareholder Notes Payable - current portion	NOTE 8	70,000	70,000
Convertible Shareholders’ Notes Payable - current portion	NOTE 8	—	—
Convertible Notes Payable - current portion	NOTE 8	50,000	50,000
Officer Advances - related party	NOTE 6	55,019	62,167
Total Current Liabilities		780,608	769,747
Shareholder Notes Payable - Long-Term	NOTE 8	—	—
Convertible Shareholders’ Notes Payable Long-Term	NOTE 8	82,342	82,342
Convertible Notes Payable Long-Term	NOTE 8	—	—
Total Long Term Debt		82,342	82,342
Total Liabilities		862,950	852,089

STOCKHOLDERS’ EQUITY
Common stock, 100,000,000 shares authorized of $0.01 par value, 6,534,312 and 6,492,644 shares issued and outstanding, respectively		65,343	64,926
Capital in excess of par value		2,099,248	2,039,559
Accumulated Deficit		(2,066,354)	(1,914,666)
Total Stockholders’ Equity		98,237	189,819
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$961,187	$1,041,908

VALUERICH, INC.

Consolidated Statements of Operations

		For the Three Months Ended March 31,		For the Fiscal Year Ended December 31,
		2007	2006	2006	2005
		(Unaudited)
REVENUE

Expos, net	NOTE 2-H	$448,238	$472,588	$1,017,120	$1,557,815
I-ValueRich	NOTE 2-H	—	—	—	—
Magazines, net	NOTE 2-H	98,434	100,175	277,043	273,413
Other	NOTE 2-H	—	—	—	(1,204)
		546,672	572,763	1,294,163	1,830,024
COST OF SALES
Expos		328,706	314,186	755,928	849,410
I-ValueRich		6,988	—	—	—
Magazines		68,364	29,511	160,792	169,578
		404,058	343,697	916,720	1,018,988
GROSS PROFIT		142,614	229,066	377,443	811,036
OPERATING EXPENSES
Sales & Marketing		14,489	8,946	26,428	2,786
Staffing Costs		223,320	140,273	680,953	589,614
Office Expenses		18,884	56,757	225,375	300,332
Professional Fees		14,625	37,103	174,300	68,031
Stock Issued for Financial/Strategic Services	NOTE 5	—	—	70,000	683
Financing Costs	NOTES 5, 8, 10	6,992	—	80,456	—
Employee Stock Compensation Expense	NOTE 5	—	—	70,000	3,626
Depreciation Expense		5,975	3,610	19,208	14,438
		284,285	246,689	1,346,720	979,510
NET OPERATING INCOME (LOSS)		(141,671)	(17,623)	(969,277)	(168,474)
OTHER INCOME (EXPENSE)
Interest Expense		(19,149)	(13,973)	(29,861)	(61,072)
Other Income (Expense)		9,132	29,691	61,968	(500)
		(10,017)	15,718	32,107	(61,572)
NET PROFIT/(LOSS) BEFORE INCOME TAX		(151,688)	(1,905)	(937,170)	(230,046)
Income tax	NOTE 2-D	—	—	—	—
NET PROFIT/(LOSS)		$(151,688)	(1,905)	$(937,170)	$(230,046)
BASIC LOSS PER COMMON SHARE	NOTE 2-B	$(0.02)	(0.00)	$(0.15)	$(0.05)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		$6,371,747	4,616,936	6,093,135	4,404,799

VALUERICH, INC.

Consolidated Statements of Stockholders’ Equity

For the Three Months Ending March 31, 2007 and For the Years Ending December 31, 2005 and 2006.

	Shares	Amount	Additional Paid-in-Capital	Retained Earnings

Balance at December 31, 2004	4,497,300	$44,973	$(41,173)	$(747,450)

Shares issued for services at $0.025 per share	27,333	273	410	—
Shares issued for employees for bonus/incentive at $0.025 per share	145,000	1,450	2,176	—
Shares issued for cash at $0.01 per share	50,000	500	—	—
Shares issued for cash at $1.40 per share	198,000	1,980	275,220	—
Net Loss for the twelve months ended December 31, 2005	—	—	—	(230,046)

Balance at December 31, 2005	4,917,633	$49,176	$236,633	$(977,496)

Shares issued for conversion of debt and accrued interest at $1.50 and $1.40 per share	248,500	2,485	364,908	—
Shares issued for debt penalties at $1.50 per share	45,013	450	67,069	—
Shares issued for cash at $1.40 per share	1,181,498	11,815	1,642,281
Shares issued for services at $1.40 per share	50,000	500	69,500	—
Shares issued late to founder at $1.40 per share	50,000	500	69,500	—
Financing Costs	—	—	25,872	—
Fund Raising Costs	—	—	(436,204)	—
Net Loss for the year ended December 31, 2006	—	—	—	(937,170)

Balance at December 31, 2006	6,492,644	$64,926	$2,039,559	$(1,914,666)

Shares issued for conversion of warrants at $2.00 per share	41,668	417	82,918	—
Financing Costs	—	—	12,572	—
Fund Raising Costs	—	—	(35,801)	—
Net Loss for the three months ended March 31, 2007	—	—	—	(151,688)

Balance at March 31, 2007 (Unaudited)	6,534,312	$65,343	$2,099,248	$(2,066,354)

VALUERICH, INC.

Consolidated Statements of Statements of Cash Flows

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2007	2006	2006	2005
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(151,688)	$(1,905)	$(937,170)	$(230,046)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,975	3,610	19,208	14,437
Bad Debt Expense	(20,000)	—	20,000	—
(Gain) Loss on Disposition of Fixed Assets	1,634	—	—	—
Non-Cash Stock Issuance	6,992	—	220,456	4,309
Accrued Interest Converted To Notes Payable	—	—	10,843	—
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	20,310	(2,614)	13,281	(47,399)
(Increase) decrease in prepaid expenses	4,152	—	(6,533)	—
Increase (decrease) in accounts payable and accrued expenses	63,089	(49,409)	18,481	91,928
Increase (decrease) in deferred revenue	(45,080)	(208,009)	(127,429)	(90,256)
Net Cash Used in Operating Activities	(114,616)	(258,327)	(768,863)	(257,027)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Fixed Assets	(2,927)	(10,758)	(36,165)	—
Net Cash Used in Investing Activities	(2,927)	(10,758)	(36,165)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Stock Issuances	47,534	695,335	1,217,892	277,700
Proceeds from notes payable	—	—	352,800	—
Repayments of notes payable	—	(50,000)	—	—
Repayments of shareholder notes payable	—	—	(27,809)	(25,000)
Proceeds from convertible shareholders’ notes payable	—	—	—	32,500
Proceeds from convertible notes payable	—	—	—	50,000
Officer advances (payments), net	(7,148)	—	(13,847)	74,000
Net Cash Provided by Financing Activities	40,386	645,335	1,529,036	409,200

NET INCREASE (DECREASE) IN CASH	(77,157)	376,250	724,008	152,173

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	942,066	218,058	218,058	65,885

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$864,909	$594,308	$942,066	$218,058

SUPPLEMENTAL CASH FLOW INFORMATION
Cash Paid For:
Interest	$14,149	$13,973	$26,272	$23,530
Income taxes	$—	$—	$—	$—
Non-Cash Financing Activities:
Conversion of convertible shareholders’ notes payable	$—	$—	$(32,500)	$—
Conversion of convertible notes payable	$—	$—	$(237,500)	$—
Non-Cash Stock Issuance	$6,992	$—	$220,456	$4,309

The accompanying notes are an integral part of these financial statements.

VALUERICH, INC.

Notes to the Financial Statements
December 31, 2006 and 2005 and March 31, 2007 (unaudited)

NOTE 1 — GENERAL ORGANIZATION AND BUSINESS

ValueRich, Inc., (the Company), was incorporated under the laws of the state of Florida on July 11, 2003. The Company operates various online and offline media-based properties for corporate and financial professionals. Its properties include 1) iValueRich.com, 2) ValueRich magazine and 3) the ValueRich Small-cap Financial Expo. iValueRich.com is a global online community providing a complete range of practical business solutions for all public companies and the millions of industry related businesses and professionals that seek to do business with each other. The small-cap financial expo is a unique expo-style financial conference format for small-cap public companies to showcase their products and services and have continuous access to investment bankers and buy-side professionals. ValueRich magazine is published quarterly and is a glossy full-color magazine of approximately 120 pages that is geared toward an affluent readership of investment related professionals and corporate leaders.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The relevant accounting policies and procedures are listed below.

A. Accounting Basis

The statements were prepared following generally accepted accounting principles of the United States of America consistently applied.

B. Earnings (Loss) Per Share

The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

	Income (Loss) (Numerator)	Shares (Denominator)	Per-Share Amount

For the Three Months Ended March 31, 2007 (Unaudited): Basic EPS Income (loss) to common stockholders	$(151,688)	6,371,747	$(0.02)
For the Year Ended December 31, 2006: Basic EPS Income (loss) to common stockholders	$(937,170)	6,093,135	$(0.15)

For the Year Ended December 31, 2005: Basic EPS Income (loss) to common stockholders	$(230,046)	4,404,799	$(0.05)

Securities that could potentially dilute basic earnings per share (“EPS”) in the future that are not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented consist of:

	March 31,	December 31,
	2007	2006	2005
	(Unaudited)
Warrants to purchase common stock	2,766,165	2,659,021	431,339
Shares issuable upon conversion of 6% Convertible Shareholder Notes	50,179	49,643	258,352
Excluded shares	2,816,344	2,708,664	689,671

C. Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

VALUERICH, INC.

Notes to the Financial Statements
December 31, 2006 and 2005 and March 31, 2007 (unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

D. Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss, tax credit carry-forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

At March 31, 2007, the Company had net operating losses of $702,590 which begin to expire in 2023.

The company’s deferred tax assets consist of the following:
	March 31,	December 31,
	2007	2006	2005
	(Unaudited)
Net operating loss carryforward	$702,590	$650,990	$332,350
Valuation Allowance	(702,590)	(650,990)	(332,350)
Net deferred tax asset	$—	$—	$—

The components of current income tax expense as of March 31, 2007, December 31, 2006 and December 31, 2005, respectively, are as follows:
	March 31,	December 31,
	2007	2006	2005
	(Unaudited)
Current federal tax expense	$—	$—	$—
Current state tax expense	—	—	—
Change in NOL benefits	(51,600)	(318,640)	(78,220)
Change in valuation allowance	51,600	318,640	78,220
Income tax expense	$—	$—	$—

E. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements assets and liabilities involve extensive reliance on management’s estimates. Actual results could differ from those estimates.

F. Financial Instruments

The recorded amounts of financial instruments, including cash equivalents, accounts receivable, accounts payable and short term notes approximate their market values as of March 31, 2007 and December 31, 2006. The Company has no investments in derivative financial instruments.

VALUERICH, INC.

Notes to the Financial Statements
December 31, 2006 and 2005 and March 31, 2007 (unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

G. Impairment of Long-Lived Assets

In accordance with Financial Accounting Standards Board Statement No. 144, the Company records impairment of long-lived assets to be held and used or be disposed of when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount.

H. Revenue Recognition

Revenues are recognized in the period that services are provided. The Company recognizes revenue for all of its offerings, including but not limited to event fees, subscription fees, advertising fees and the other revenue sources (“Products”), in accordance with Staff Accounting Bulletin No. 104, REVENUE RECOGNITION (“SAB104”), which superseded Staff Accounting Bulletin No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS (“SAB101”). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (2) is based on the event date, magazine publication date and other service delivery date. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the selling prices of the Products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the Product has not been delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required. Therefore, revenue recognition for advanced billings or payments received in advance for Products are deferred as follows: 1) event fees are deferred until the date the event is actually held, 2) magazine subscription and advertising fees are deferred until the date of publication and 3) other revenue sources, such as consulting, are deferred until the services have been performed.

I. Fixed Assets

Fixed Assets are reported at cost. Depreciation is computed using the straight-line method over their estimated useful lives ranging from five to fifteen years. Depreciation expense for the years ending December 31, 2006 and 2005 was $19,208 and $14,438, respectively, and $5,975 for the first quarter of 2007. As of the balance sheet dates, the fixed assets consisted of the following:

	March 31,	December 31,
	2007	2006	2005
	(Unaudited)
Computers and Equipment	$49,665	$48,916	$24,127
Furniture and Fixtures	26,766	26,766	25,280
Leasehold Improvements	29,978	29,978	20,088
Accumulated Depreciation	$(52,003)	$(46,572)	(27,364)
Fixed Assets, net	$54,406	$59,088	$42,131

J. Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. At March 31, 2007 and December 31, 2006, the Company had $864,909 and $942,066, respectively in bank deposit accounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

K. Unaudited Presentation

The accompanying unaudited financial statements at March 31, 2007 have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. The information furnished in the interim financial statements includes normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, the interim financial statements have not been audited. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

VALUERICH, INC.

Notes to the Financial Statements
December 31, 2006 and 2005 and March 31, 2007 (unaudited)

NOTE 3 — ACCOUNTS RECEIVABLE

The Company’s accounts receivable as of March 31, 2007, December 31, 2006 and December 31, 2005 consist of:

	March 31,	December 31,
	2007	2006	2005
	(Unaudited)
Accounts Receivable	$20,975	$41,285	$54,566
Less: Allowance for Doubtful Accounts	—	(20,000)	—
Net Accounts Receivable	$20,975	$21,285	$54,566

Management reviews its accounts receivable on a regular basis. If an account has a balance which is six months old, it is the policy of the company to record an allowance for doubtful accounts. The Company will continue to pursue all collection efforts. If at a later date, the account is deemed uncollectible, the account balance will be written off.

NOTE 4 — GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring operating losses and is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management’s intention to raise funds through an Initial Public offering in the first quarter of 2007. The proposed offering should net the company between $4,000,000 and $6,000,000.

NOTE 5 — STOCK TRANSACTIONS

On June 6, 2005 the Company issued 27,333 shares of common stock for services at $.025 per share.

On June 15, 2005, the Company issued 145,000 shares of common stock to certain employees for services rendered on behalf of the Company, valued at $.025 per share.

On August 10, 2005 the Company issued 50,000 shares of common stock for cash at $.01 per share.

On December 27, 2005 the Company issued 198,000 shares of common stock for cash at $1.40 per share.

During 2005, the Board of Directors authorized a 4 for 1 forward stock split.

On May 15, 2006, the Company issued 50,000 shares of common stock for services at $1.40 per share.

On June 16, 2006, the Company issued 248,500 shares of common stock for the conversion of debt and accumulated interest at $1.50 and $1.40 per share.

On June 16, 2006, the Company issued 45,013 shares of common stock for the certain debt penalties at $1.50 per share.

On June 16, 2006, the Company issued 50,000 shares of common stock to a founder that had previously been overlooked. Due to the increase in the per share value, the Company recognized an expense at $1.40 per share.

VALUERICH, INC.

Notes to the Financial Statements
December 31, 2006 and 2005 and March 31, 2007 (unaudited)

NOTE 5 — STOCK TRANSACTIONS - (continued)

On June 22, 2006, the Board of Directors authorized a 10 for 1 reverse stock split. These financial statements have been retroactively restated for the split.

During the year ended December 31, 2006, the Company issued 1,181,498 shares of common stock to third parties for cash at $1.40 per share.

On February 27, 2007, the Company issued 25,001 shares of common stock for the exercise of certain warrants at $2.00 per share.

On March 5, 2007, the Company issued 16,667 shares of common stock for the exercise of a certain warrant at $2.00 per share.

The company has 100,000,000 common shares authorized.

NOTE 6 — RELATED PARTY TRANSACTION

The Company’s CEO and President has advanced funds to the Company as needed. The transactions are detailed as follows:

	March 31,	December 31,
	2007	2006	2005
	(Unaudited)
Balance, beginning of year	$62,167	$76,014	$2,014
Advances received	—	—	89,000
Payments made	(7,148)	(13,847)	15,000
Balance, end of year	$55,019	$62,167	$76,014

The company leases office space from Mr Visconti the company’s president, see Note 7.

Various shareholders have made loans to the company. These loans are convertible into common stock of the Company at a rate of $1.50 per share. See Note 8 for details.

NOTE 7 — OPERATING LEASES AND OTHER COMMITMENTS:

The Company leases a 1750 square foot office facility at $32,400 per year from Joseph C. Visconti CEO and President. There is no long-term lease arrangement and the company pays on a month-to-month basis. The company is currently looking for a larger space.

NOTE 8 — DEBT

The Company’s debt is detailed as follows:

	March 31,	December 31,
	2007	2006	2005
	(Unaudited)
NOTES PAYABLE:
Note payable to a company 5% interest accrued, Issued 7/06, Matures 12/07	$352,800	$352,800	$—
TOTAL NOTES PAYABLE	$352,800	$352,800	$—
SHAREHOLDER NOTES PAYABLE:
Note payable to an individual 10% interest accrued, Issued 9/03, Matures 5/04	$—	$—	$50,000
Notes payable (2) to an individual 10%-12.5% interest accrued, Issued 9/03 & 4/04, Matures 5/04 & 12/07	$45,000	$45,000	$45,000
Notes payable to an individual 10% interest accrued, Issued 12/03, Matures 5/09	$9,500	$9,500	$25,000
Note payable to an individual 10% interest accrued, Issued 8/04, Matures 12/07	$25,000	$25,000	$25,000
Notes payable (4) to an individual 10%-15% interest accrued, Issued 10/03, 4/04, 6/04 & 5/06, Matures 12/04, 12/04, 7/05 & 5/09	$72,842	$72,842	$121,700
TOTAL SHAREHOLDER NOTES PAYABLE	$152,342	$152,342	$266,700

VALUERICH, INC.

Notes to the Financial Statements
December 31, 2006 and 2005 and March 31, 2007 (unaudited)

NOTE 8 — DEBT - (continued)

		March 31,	December 31,
		2007	2006		2005
		(Unaudited)
CONVERTIBLE SHAREHOLDER NOTES PAYABLE:
Note payable to an individual 6% interest accrued, Issued 3/05, convertible Matures 7/05		$—		$—		$12,500
Notes payable to an individual 6% interest accrued, Issued 4/05, convertible Matures 7/05		$—		$—		$20,000
TOTAL SHAREHOLDER NOTES PAYABLE		$—		$—		$32,500

CONVERTIBLE NOTES PAYABLE:
Note payable to an individual 6% interest accrued, Issued 8/04, convertible Matures 7/05		$—		$—		$50,000
Note payable to an individual 6% interest accrued, Issued 9/04, convertible Matures 12/07		$25,000		$25,000		$25,000
Note payable to an individual 6% interest accrued, Issued 10/04, convertible Matures 12/07		$25,000		$25,000		$25,000
Note payable to a company 6% interest accrued, Issued 11/04, convertible Matures 07/05		$—		$—		$25,000
Note payable to a company 6% interest accrued, Issued 11/04, convertible Matures 7/05		$—		$—		$37,500
Note payable to an individual 6% interest accrued, Issued 12/04, convertible Matures 7/05		$—		$—		$12,500
Note payable to an individual 6% interest accrued, Issued 12/04, convertible Matures 7/05		$—		$—		$25,000
Note payable to a company 6% interest accrued, Issued 1/05, convertible Matures 7/05		$—		$—		$25,000
Note payable to an individual 6% interest accrued, Issued 1/05, convertible Matures 7/05		$—		$—		$12,500
Notes payable to an individual 6% interest accrued, Issued 4/05, convertible Matures 7/05		$—		$—		$12,500
Note payable to a company 6% interest accrued, Issued 12/04, convertible Matures 7/05		$—		$—		$25,000
Note payable to an individual 6% interest accrued, Issued 12/04, convertible Matures 7/05		$—		$—		$12,500
TOTAL CONVERTIBLE NOTES PAYABLE		$50,000		$50,000		$287,500

TOTAL DEBT		$555,142		$555,142		$586,700

Less: Current Portion Notes Payable		$(352,800)		$(352,800)	$	(—)
Less: Current Portion Shareholder Notes Payable		$(70,000)		$(70,000)		$(266,700)
Less: Current Portion Convertible Shareholder Notes Payable	$	(—)	$	(—)		$(32,500)
Less: Current Portion Convertible Notes Payable		$(50,000)		$(50,000)		$(287,500)

TOTAL LONG-TERM NOTES PAYABLE		$82,342		$82,342		$—

The $352,800 notes payable is due and payable five (5) business days after the closing of the contemplated IPO.

VALUERICH, INC.

Notes to the Financial Statements
December 31, 2006 and 2005 and March 31, 2007 (unaudited)

NOTE 8 — DEBT - (continued)

In addition to the information stated above, other material terms of the convertible debt instruments include: 1) a conversion price of $1.50 per share; 2) a debt penalty to include the issuance of additional shares upon conversion totaling 10% of the shares into which the note may convert if the Company’s shares are not listed for public trading on or before October 1, 2004; 3) a debt penalty to include the issuance of additional shares upon conversion totaling 15% of the shares into which the note may convert if the Company’s shares are not listed for public trading on or before December 31, 2004 and 4) a warrant to purchase the same number of shares into which the original principal amount could be converted at an exercise price of $2.00 per share.

NOTE 9 — THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards SFAS 155-158. The adoption of the new standards is not expected to have a material effect on the financial statements of the Company.

Statement No. 155  Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140 (February 2006)

This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

Statement No. 156  Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140 (March 2006)

This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.

Statement No. 157  Fair Value Measurements (September 2006)

This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice.

Statement No. 158  Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (October 2006)

This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

VALUERICH, INC.

Notes to the Financial Statements
December 31, 2006 and 2005 and March 31, 2007 (unaudited)

NOTE 10 — WARRANTS & DEFERRED FINANCING COSTS

The following table summarizes the changes in warrants outstanding and the related prices for the shares of the Company’s common stock issued to non-employees of the Company. These warrants were granted in connection with the convertible shareholder notes payable.

	Warrants Outstanding			Warrants Exercisable
Year	Exercise Price	Number Shares Outstanding	Weighed Average Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price

2005	$1.95	431,339	1.28	431,339	$1.95
2006	$1.88	2,659,021	1.17	2,659,021	$1.88
2007	$1.88	2,766,165	1.10	2,766,165	$1.88

Transactions involving the Company’s warrant issuance are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Outstanding at December 31, 2004	133,336		$2.00

Granted	298,003		$1.93
Exercised	—		$—
Cancelled	(—)	$	(—)
Outstanding at December 31, 2005	431,339		$1.95

Granted	2,319,351		$1.88
Exercised	—		$—
Cancelled	(91,669)		$(2.00)
Outstanding at December 31 2006	2,659,021		$1.88

Granted	148,812		$1.74
Exercised	(41,668)		$2.00
Cancelled	—		$—
Outstanding at March 31, 2007 (Unaudited)	2,766,165		$1.88

The estimated value of the warrants granted to non-employees as a financing incentive was determined using the Black-Scholes pricing model and the following assumptions:

In 2007, stock price $1.40, exercise price of $1.40, expected term of 4.0 years, a risk free interest rate of 4.51%, a dividend yield of 0% and volatility of 1% per calculations at the time of issuance. During the first quarter of 2007, the amount of the expense charged to operations for warrants granted as a finance incentive was $524, or approximately 4% of the full determined value. The full estimated value of the financing incentive related to the warrants granted in the first quarter of 2007 was $12,572. $12,048 was recorded as Deferred Financing Costs and will be recognized ratably over the life of the warrants expected life or four (4) years beginning February 1, 2007.

In 2006, stock price $1.40, exercise price $2.00, expected term of 2 years, a risk free interest rate of 4.24%, a dividend yield of 0% and volatility of 1% per calculations at the time of issuance. In 2005, stock price $.025, exercise price $2.00, expected term of 2 year, a risk free interest rate of 3.88%, a dividend yield of 0% and volatility of 0% per calculations at the time of issuance. The amount of the expense charged to operations for warrants granted as a finance incentive was $12,936 (or half of the determined value as described below) and $0 during the years ended December 31, 2006 and 2005, respectively.

The full estimated value of the financing incentive related to the warrants granted in fiscal year 2006 was $25,872. Half of the expense was then recognized in 2006 and the other half was recorded as Deferred Financing Costs. Of the $12,936 in Deferred Financing Costs, $6,468 has been recognized in the first quarter of 2007 and the remaining $6,468 will be recognized in the second quarter of 2007. The reason for the proportionate charge to operations was due to the fact that the particular warrant creating the aforementioned value expires five (5) days following the contemplated IPO in 2007.

 VALUERICH, INC.

Interim Comparative Statement of Operations

	For The Three (3) Months Ended March 31,
	2007	2006	$ Change	% Change
	(Unaudited)
REVENUE
Expos, net	$ 448,238	$ 472,588	$ (24,350)	(5%)
I-ValueRich	-	-	-	0%
Magazines, net	98,434	100,175	(1,741)	(2%)
Other	-	-	-	0%
	546,672	572,763	(26,091)	(5%)
COST OF SALES
Expos	328,706	314,186	14,520	5%
I-ValueRich	6,988	-	6,988	100%
Magazines	68,364	29,511	38,853	132%
	404,058	343,697	60,361	18%
GROSS PROFIT	142,614	229,066	(86,452)	(38%)
OPERATING EXPENSES
Sales & Marketing	14,489	8,946	5,543	62%
Staffing Costs	223,320	140,273	83,047	59%	Note-1
Office Expenses	18,884	56,757	(37,873)	(67%)
Professional Fees	14,625	37,103	(22,478)	(61%)
Stock Issued for Financial/Strategic Services	-	-	-	0%
Financing Costs	6,992	-	6,992	100%
Employee Stock Compensation Expense	-	-	-	0%
Depreciation Expense	5,975	3,610	2,365	66%
	284,285	246,689	37,596	15%
NET OPERATING INCOME (LOSS)	(141,671)	(17,623)	(124,048)	704%
OTHER INCOME (EXPENSE)
Interest Expense	(19,149)	(13,973)	(5,176)	37%
Other Income (Expense)	9,132	29,691	(20,559)	(69%)
	(10,017)	15,718	(25,735)	(164%)
NET PROFIT/(LOSS) BEFORE INCOME TAX	(151,688)	(1,905)	(149,783)	7862%
Income tax	-	-	-	0%
NET PROFIT/(LOSS)	$ (151,688)	$ (1,905)	$ (149,783)	7862%

NOTES (for variances greater than $50,000 and 20%):

Note-1: In early 2006, the Company was still in the process of building out its staffing infrastructure. Hence, the 2007 costs include a few additional people.

VALUERICH, INC.

Interim Comparative Statement of Cash Flows

	For The Three (3) Months Ended March 31,
	2007	2006	$ Change	% Change
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (151,688)	$ (1,905)	$ (149,783)	7863%
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,975	3,610	2,365	66%
Bad Debt Expense	(20,000)	-	(20,000)	100%
(Gain) Loss on Disposition of Fixed Assets	1,634	-	1,634	100%
Non-Cash Stock Issuance	6,992	-	6,992	100%
Accrued Interest Converted To Notes Payable	-	-	-	0%
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	20,310	(2,614)	22,924	(877%)
(Increase) decrease in prepaid expenses	4,152	-	4,152	100%
Increase (decrease) in accounts payable and accrued expenses	63,089	(49,409)	112,498	(228%)	Note-1
Increase (decrease) in deferred revenue	(45,080)	(208,009)	162,929	(78%)	Note-2
Net Cash Used in Operating Activities	(114,616)	(258,327)	143,711	(56%)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Fixed Assets	(2,927)	(10,758)	7,831	(73%)
Net Cash Used in Investing Activities	(2,927)	(10,758)	7,831	(73%)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Stock Issuances	47,534	695,335	(647,801)	(93%)	Note-3
Proceeds from notes payable	-	-	-	0%
Repayments of notes payable	-	(50,000)	50,000	(100%)	Note-4
Proceeds from convertible shareholders’ notes payable	-	-	-	0%
Proceeds from convertible notes payable	-	-	-	0%
Officer advances (payments), net	(7,148)	-	(7,148)	100%
Net Cash Provided by Financing Activities	40,386	645,335	(604,949)	(94%)

NET INCREASE (DECREASE) IN CASH	(77,157)	376,250	(453,407)	(121%)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	942,066	218,058	724,008	332%

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 864,909	$ 594,308	$ 270,601	46%

NOTES (for variances greater than $50,000 and 20%):

Note-1: No material variance in operations to report. The variance is merely a timing difference as accounts payable/accrued expenses vary based on the Company’s receipt of vendor invoices, payroll processing dates, note interest payment due dates, etc. and the Company’s policy as it relates to vendor payment processing procedures.

Note-2: Please see Note 2-H in the Notes to the Financials for a detailed explanation of the Company’s policy as it relates to the recognition of revenues and likewise the need to establish a deferred revenue liability.

Note-3: In the first three months of 2006, the Company authorized the issuance of securities as part of a private placement memorandum. In addition, several of the Company’s debt holders elected to exercise their option to covert all or part of their instruments into common stock. In the first three months of 2007, the Company only issued securities in connection with a few exercised warrants.

Note-4: No material variance in operations to report. The variance is a result of the Company’s election to retire certain debt in 2006 whereas such an election was not made in 2007.

Until  September 23, 2007 (90 days after the date of this prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the company. This prospectus does not constitute an offer to sell or solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this prospectus nor any offer, solicitation or sale made hereunder shall, hereunder shall, under any circumstances create any implication that the information herein is correct as of any time subsequent to the date of this prospectus.
		2,300,000 SHARES OF COMMON STOCK COMMON STOCK

TABLE OF CONTENTS		PROSPECTUS

Prospectus Summary	2
Risk Factors	6
Dilution	13
Where You Can Get More Information	13
Use of Proceeds	14
Management’s Discussion and Analysis or Plan of Operations	14
Capitalization	18
Dividend Policy	18
Our Business	18
Directors and Executive Officers	23	US EURO SECURITIES, INC.
Litigation	25	LANE CAPITAL MARKETS, LLC
Available Information	25
Certain Relationships and Related Party Transactions	27
Executive Compensation	27
Security Ownership of Certain Beneficial Owners and Management	29
Determination of Offering Price	29
Description of Securities	30
Shares Eligible for Future Sale	31
Underwriting	32
Experts	36
Legal Matters	36
Indemnification of Directors and Officers	36
Changes in and Disagreements with Accountants	36
Financial Statements	F-1	June 25, 2007